



SKILLS

THINKING

VALUES

MARKETS

COMPUTER SCIENCES CORPORATION

CSC takes information technology – complex, increasingly essential and always evolving – and puts it to practical, efficient and effective use.

That use requires knowing how technology works, of course. More important is knowing how clients can best use it.

That's what defines CSC.

We deliver solutions that exploit leading-edge thinking, yet perform at scale and return significant business benefit.

That mix of technology and business, of innovation and implementation, has been distinctly ours for more than four decades.

And it has never been more valuable.

FINANCIAL HIGHLIGHTS

Dollars in Millions, except per share amounts	FISCAL YEAR ENDED March 29, 2002	March 30, 2001	March 31, 2000
Revenues	$11,426	$10,524	$9,371
Income before taxes*	497	330	611
Net income*	344	233	403
Earnings per share (diluted)*	2.01	1.37	2.37
Stockholders' equity	3,624	3,215	3,044
Total assets	8,611	8,175	5,874
Book value per share	21.17	19.06	18.17
Number of employees	67,000	68,000	58,000

**Fiscal 2001 and 2000 operating results above include special items. A discussion of "Income Before Taxes," "Net Income and Earnings per Share" before and after special items is included on pages 16-17 of this annual report. Computer Sciences Corporation's fiscal year ends the Friday closest to March 31.*

CONTENTS

DEAR SHAREHOLDERS,

Fiscal 2002 was a good year for CSC.

Headlong into a global economic slowdown, the information technology (IT) services industry last year was buffeted by sharp reductions in capital spending, deferred and cancelled projects, prolonged acquisition cycles, and the effects of over-capacity.

Against this backdrop, CSC delivered record revenues and grew faster than the industry.

In fiscal 2002, CSC increased revenues by 8.6% – over 10% in constant currency terms – to a record $11.4 billion. Strength in our global commercial outsourcing and our U.S. federal government businesses contributed especially to this growth. Growth in the fourth quarter derived entirely from internal sources.

Net income for the year was $344 million, a result of our increased focus on fiscal management. We have lowered our cost structure and set the stage for continued improvement. This focus also produced greater cash flow, a lower debt to total capitalization ratio, and a stronger balance sheet.

Capping this, CSC announced a record $11.4 billion in major new contract awards during the year. These are multi-year contracts, and they increase the portion of our revenues that derives from long-term recurring sources.

For the information technology services industry, the past year has been difficult, turbulent and unpredictable. For CSC, it has been a year of solid achievement.

These achievements stem in part from actions we took to address conditions that our industry faced and specific issues that CSC had encountered late in fiscal 2001, and included programs to streamline operations, rationalize functions and facilities, and improve quality of service. These programs are having a positive impact. More important, they have resulted in sustainable improvements across CSC – improvements in our organization and in our cost structure – and they are expected to provide continuing benefit to CSC going forward.

Our achievements stem as much from the skills, the thinking and the values of the remarkable individuals who make up CSC. We boast 67,000 of the very best people in our industry. Many have been challenged in the past year, not only by business conditions and the demands of the company, but also by world events. All have met those challenges and more.

Turning to our markets, we expect the current trend among clients to make better use of their existing information technology assets and to seek better-defined and improved returns on their investments in IT to continue. This trend plays directly to CSC's strengths in outsourcing and in applying new technology for business use.

Outsourcing became CSC's largest line of service in less than a decade and today accounts for more than half of the company's annual revenues. CSC serves outsourcing clients in fifteen industries on six continents. And with the industry's only global service delivery organization, and our exclusive and award-winning balanced-scorecard approach to tracking contract performance, CSC is very well positioned to continue its noteworthy success in this expanding global market.

In addition to CSC's focus on the global outsourcing market, the company is pursuing a number of areas with strong growth potential where CSC can leverage its core strengths.

For example, CSC is expanding its lead in electronic government, a major initiative for governments in North America, Europe and Australia. By combining CSC's commercial sector innovations and best practices with our extensive government experience, we are helping governments around the world use information technology and new operating models to provide better service to their citizens.

Demand for CSC's global information security services is strong and growing. We are now providing comprehensive and integrated security services to commercial and government clients around the world. And by building on the solid foundation of providing information security to the U.S. intelligence community, CSC is positioned to lead in the emerging homeland security field.

Our work in the area of Business Process Management (BPM) illustrates another distinctive CSC strength: the ability to implement innovation at scale and with measurable business result. Using our exclusive e3[SM] approach – a proven and rapid way to integrate business processes using industry-standard technologies – CSC has already delivered BPM capability to clients in the telecommunications and retail industries, and we expect e3 to strongly differentiate CSC in the evolving Business Process Outsourcing (BPO) market.

We also expect the demand for industry-specific and process-specific solutions to continue to grow. These solutions combine consulting, implementation and operations into a single package targeted at a specific business need and delivered as a managed service.

Through these offerings and others, CSC helps clients:

Manage complexity in the operation of their business processes and their computing resources and in keeping current with constantly changing technologies and evolving best practices

Focus on their core businesses by relying on an expert service provider who does the same. With thousands of technology, process and industry professionals; ongoing and company-wide best-practices research; investments in methodologies, tools, training and infrastructure; and alliances with a broad range of technology suppliers across the whole industry, CSC brings to bear resources few clients alone can muster or afford

Collaborate with their partners and clients by integrating not just technology infrastructure, applications and data, but actual business processes – from one end of the value chain to the other – across divisions, companies and continents

Improve operations by leveraging economies of scale and specialization, by reducing costs and increasing effectiveness, by rapidly implementing new innovations and by continuously improving existing ones.

Our clients depend on these benefits for their own success, and trust CSC to deliver them – every day, everywhere. CSC has steadfastly done so for more than four decades. Trust and a reputation for excellence are qualities that are earned, not bought with facile assertion or marketing hype. Our clients know this. That is why CSC has again been ranked among the most admired companies in our industry by *Fortune* magazine.

CSC's achievements for fiscal 2002 reflect a number of the company's long-standing and distinctive strengths: an ability to change and adapt to market conditions with a speed, agility and precision that is rare, if not unique, for a company of CSC's size; an ability to remain focused on industries and areas that present the greatest opportunities for profitable growth; and an ability to marshal and combine resources from across the company to address those opportunities.

Our pipeline of new business opportunities – in both the global commercial outsourcing and the federal government arenas – is robust. And we are better positioned to capture more new business in global commercial consulting and systems integration as that market recovers.



In last year's letter to you, I said that fiscal 2001 was not a year we planned to repeat, and we clearly didn't. Fiscal 2002 was a transition year which will serve as a foundation for further progress during fiscal 2003. We will continue the programs that have fundamentally strengthened CSC's competitiveness and performance, and we will do all we can to increase CSC's success – and the success of our clients – in the coming year.

Sincerely,



Van B. Honeycutt
Chairman and Chief Executive Officer

June 7, 2002

REVENUES BY MARKET SECTOR ($ IN BILLIONS)


Fiscal 2002
Fiscal 2001

	Fiscal 2002	Fiscal 2001	% of Total Fiscal 2002	% of Total Fiscal 2001
U.S. Commercial	$ 4.3	$ 4.1	38%	39%
Europe	2.9	2.6	26	25
Other International	1.3	1.2	11	11
Global Commercial	8.5	7.9	75	75
Department of Defense	1.8	1.6	16	16
Civil Agencies	1.1	1.0	9	9
U.S. Federal Government	2.9	2.6	25	25
	$11.4	$10.5	100%	100%

REVENUES BY BUSINESS SERVICE* ($ IN BILLIONS)


Fiscal 2002
Fiscal 2001

	Fiscal 2002	Fiscal 2001	% of Total Fiscal 2002	% of Total Fiscal 2001
Outsourcing				
U.S. Federal Sector	$ 0.4	$ 0.2	3%	2%
Global Commercial	5.4	4.4	48	42
Total Outsourcing	5.8	4.6	51	44
Consulting, Systems Integration & Professional Services				
U.S. Federal Sector	2.5	2.4	22	23
Global Commercial	3.1	3.5	27	33
Total Consulting, Systems Integration & Professional Services	5.6	5.9	49	56
	$11.4	$10.5	100%	100%

* Based on CSC estimates

THE CHANGING FACE OF IT SKILLS

The men and women of CSC possess skills as diverse as the clients and industries we serve. With some 67,000 employees, each with a unique blend of technical expertise, industry knowledge and business acumen, CSC meets clients' changing needs – as information technology continues to evolve and inspire even more change.

Johnny Long has been preparing for his job as an ethical hacker since he took apart his first computer at age seven. Every day he combines his love of computing with a natural curiosity to help government and commercial clients strengthen their information security. He does so by "acting the bad guy," hacking into clients' networks to discover security holes before criminals do. Describing his work as a hobby that became a career, Johnny spends much of his

applications. His idea proved so successful that it is now the basis for all major systems integration opportunities across CSC.

Over the years, CSC's expansion has relied on two factors: the talent of the IT professionals joining CSC through outsourcing and the internal programs that integrate them and encourage professional growth. Becky Stewart, who has been with CSC for 33 years, has supported



"We're helping to reinvent the way government does business."

Marianne Haegeli
Global Operations Manager

"In 2000, I was the only employee at the center. Within five years, we'll have 500 employees and a greater presence in Quebec."

Serge Bronsard
General Manager of Montreal Software Development Center



"We break into the client's computer network. Sometimes we also try to break into their facility, get past the guards, hop fences, whatever it takes to assess their security."

Johnny Long, Ethical Hacker

Today's IT solutions must tackle clients' real-world problems – problems that cannot be solved by computers alone. Protecting information systems from cyber criminals, integrating complex business applications, outsourcing IT functions in order to focus on core competencies. These are the issues facing our customers. And through the work of people such as Johnny Long, Ron Brown, and Marianne Haegeli, CSC helps clients solve their IT challenges.

free time updating his hacking tools and techniques to keep clients one step ahead of ever-changing security threats.

For Ron Brown, seeing problems from different perspectives is a key element of his work. As technical director for UK Consulting and Systems Integration, he cannot rely on "business as usual" to solve problems. He realized that for one client, traditional integration techniques simply wouldn't work, so he tried something new: a flexible, Web-based architecture that separates business processes from their underlying

many key outsourcing accounts as a Human Resources director. Hooi Lee Koay, who was outsourced to CSC only one year ago, has successfully managed the transition of team members in Hong Kong, Japan, and Singapore while providing uninterrupted application services support to her client.

Serge Bronsard, who also joined CSC via outsourcing, has seen first-hand how an IT career can flourish at CSC. In his three years here, Serge has gone from being an account manager to creating CSC's Montreal

Software Development Center, which develops and maintains application software in competencies such as e-business and ERP. Serge helped build the center from the ground up, combining his vast IT and management skills with his international experience to hire resources, act as liaison with the Quebec government, and support key business development initiatives in the growing Canadian market.

International experience is also crucial for Marianne Haegeli's work. In the past year, she has set up user-paid visa call centers at over 14 U.S. consulates and embassies throughout Europe and Latin America. Fluent in four languages and a seasoned world traveler, Marianne builds upon her own immigration experiences (not always positive) to simplify the process for others. She and her team work with CRM suppliers, telephone companies and banks in each of the countries, and they have created a new standardized application system for U.S. visa applicants – at no cost to the U.S. government.

LEADING-EDGE THINKING, REAL-WORLD APPLICATION

CSC faces tough choices when it comes to technology. Which tools will advance our business and, more importantly, our clients'? Which offer more hype than results? To ensure we make smart choices, CSC conducts a unique campaign to understand the technologies, and how to make them perform at scale and deliver measurable business results.

That means doing something that – at first glance – appears to be a contradiction: organizing for innovation. To support new technology thinking, CSC provides individuals the freedom from routine that allows them to be creative, while also maintaining the routines that economically exploit their ideas.

CSC dedicates a global function – Research Services – to creative thinking, and provides people throughout the company with the time and money – through research grants and sabbaticals – to develop and apply new thinking in their fields. Significantly, both activities are guided by client interests and market demands.

The results of all this creativity – and its practical application – are presented and discussed in CSC's annual Technology and Business Solutions Conference, as well as in client tours and conferences sponsored by the Leading Edge Forum, Research Services and Senior Management Interchanges. CSC also institutionalizes creative thinking through 16 Centers of Excellence in the United States, Europe and Asia as well as through its global knowledge management and learning programs.

"I've worked on many of CSC's key outsourcing accounts since our first in 1991."

Becky Stewart
Human Resources Director





"I see things from an angle that isn't obvious to most people."

Ron Brown
Technical Director for UK

"When you consistently produce results and keep your commitments, you build the client's trust."

Hooi Lee Koay
Manager, Application Services Division in Asia





Current areas of CSC's thinking range from the here-and-now issues of Enterprise Information Risk Management and business continuity to the ethical and critical business possibilities of intelligent systems and biotechnology. We focus on determining the best way to extract more value out of current technologies, such as in the deployment of Internet-enabled satellites, the evaluation of common-sense reasoning technology for a tax agency, and the use of artificial intelligence techniques in preparing biotechnology patent applications.

We pay special attention to technologies that have the potential to explode into widespread use. CSC has played key roles in integrating Global Positioning System (GPS) technology into new commercial services, developing new systems that empower the user as a problem solver, using Extended Markup Language (XML) to support sophisticated data warehousing, and supporting the emergence of Business Process Modeling Language (BPML) and systems that directly execute process descriptions.

Some of this new thinking directly benefits individual clients. Other ideas, such as business process management, have proven to be much more widely applicable.

In last year's annual report, CSC predicted that business process management systems would become a critical capability for corporations. This year we can report that CSC's long-standing strengths and recent breakthrough thinking in business processes are being turned into groundbreaking successes for clients across a variety of geographies and industries. One example was the dilemma facing a telecommunications client in the UK. The client wanted to turn its ownership of thousands of kilometers of fiber-optic cable into a full range of managed bandwidth solutions to telecommunications companies, Internet service providers and large corporations.

However, creating this new value meant setting up a new business from scratch. Telecommunications systems are among the most complex and demanding systems in the world – and the parent company wanted a system that would deliver exceptional customer self-service and customization, and that could be easily changed in response to new business conditions. Analysis showed that it would require 160 business processes supported by 127 third-party, best of breed applications. Best estimates in the industry predicted it would take at least 17 months to build such a system. Using our proprietary e3 approach, CSC delivered the solution in seven.

We pay special attention to technologies that have the potential to explode into widespread use.

Current areas of CSC's thinking range from the here-and-now issues of Enterprise Information Risk Management and business continuity to the ethical and critical business possibilities of intelligent systems and biotechnology.

EXTRAORDINARY CIRCUMSTANCES, EVERYDAY EXCELLENCE

CSC's commitment to client satisfaction, technical excellence and integrity is evident in everything we do, but nowhere more so than in our support of clients on and after September 11, 2001. At a time when many clients found themselves facing new and extraordinary challenges, CSC relied on our 40-year tradition of strong ethics and professionalism to guide our actions.

CSC's actions illustrate who we are as a company; our actions define our values.





We see beyond contractual obligations – because contracts don't foresee every possibility and doing the right thing doesn't need to be documented.

One financial services client located near New York's World Trade Center needed to maintain its Wall Street data center operations, despite the destroyed local infrastructure and chaotic conditions. The CSC professionals supporting the client knew that once they left the building they could not return; they decided to stay.

Working in 24-hour shifts, and sleeping on the floor of the data center, the CSC team quickly implemented its business continuity plan. Relying on backup generators and damaged telephone and data connections, the team quickly assessed damage and stabilized the technology infrastructure. After requesting special permission to keep working from local officials, the team migrated critical applications to the client's other sites, and helped move 100 servers and 500 desktops to a more stable location in uptown Manhattan. A migration that normally would require months to complete was finished in only two days.

Our client was one of the first financial firms to successfully complete the New York Stock Exchange testing before its reopening. On September 17, running on backup systems, the client had its largest single day of trading in its history – without incident.

For the CSC employees at a Manhattan hospital, meeting client needs called for very little of the IT expertise CSC normally provides. Because the hospital was the closest to the World Trade Center, the client needed CSC staff to help load ambulances, stock supplies and set up nursing stations. CSC employees that day were not systems analysts or network engineers; they were nurses, medics, laborers – whatever the client needed them to be.

As patient-care needs tapered off, the CSC team moved to other support roles, setting up and manning phone lines at the hospital's command center and gathering patient information. "Very quickly the CSC badges disappeared. We just became part of the team responding to the emergency," recalled one CSC employee.

CSC's actions that day illustrate who we are as a company; our actions define our values. We see beyond contractual obligations – because contracts don't foresee every possibility and doing the right thing doesn't need to be documented. These values have guided our business for over 40 years, and they will continue to do so. Even as the world around us continues to change.

DIVERSE MARKETS, GROWING OPPORTUNITIES

The markets that CSC serves are large, vital and growing. With the global IT services market expected to reach over $548 billion in 2005 – a 7% compound annual growth rate – CSC is poised to benefit from that growth with a diversified portfolio that will weather global economic cycles. We serve clients in the following markets and regions:

Worldwide IT Services Forecast by Business Service


Compound Annual Growth Rates (%)
2001-2005
($ in Billions)
2001
2005
300
250
200
150
100
50
0
5%
6%
9%
10%
6%
Consulting
Systems Development & Integration
Information Technology Outsourcing
Business Process Outsourcing
Education & Training

Source: Gartner, 2002

CSC's already strong presence in consulting, systems integration and IT outsourcing will be complemented by our innovative offerings in the fast-growing business process outsourcing market.

Worldwide IT Services Forecast by Region


Compound Annual Growth Rates (%)
2001-2005
($ in Billions)
2001
2005
350
300
250
200
150
100
50
0
6%
7%
10%
9%
North America
EMEA
Asia/Pacific
Latin America

Source: Gartner, 2002

With solid positions in North America, Europe/Middle East/Africa (EMEA), and Asia/Pacific, CSC also plans to leverage Latin American opportunities.

2001 Worldwide IT Services by Key IT Solution


Compound Annual Growth Rates Forecast (%)
2001-2005
($ in Billions)
0 5 10 15 20 25
Enterprise Resource Planning
8%
Customer Relationship Mgmt
17%
Enterprise Application Integration
26%
Supply Chain Management
15%
Security Services
22%
Mobile Solutions
67%

Source: Gartner and IDC, 2002

As IT and business innovators, we quickly identify and create solutions that exploit the latest technologies.

2001 Worldwide IT Services by Vertical Market


Compound Annual Growth Rates Forecast (%)
2001-2005
($ in Billions)
0 20 40 60 80 100 120 140
Financial Services
13%
Manufacturing
11%
Government
13%
Communications
10%
Services
12%
Retail & Wholesale
10%
Transportation
11%
Healthcare
15%
Energy & Utilities
12%
Building, Construction, Trade
13%

Source: Gartner, 2002

CSC serves the largest and fastest-growing vertical markets.

Contents

Results of Operations

Revenues

Revenues for the Global Commercial and U.S. Federal Sector segments (see note 11) for fiscal years 2002, 2001 and 2000 are as follows:

	Fiscal Year				
	2002		2001		2000
Dollars in millions	*Amount*	*Percent Change*	*Amount*	*Percent Change*	*Amount*
U. S. Commercial	$ 4,340.2	5%	$ 4,124.4	13%	$3,636.8
Europe	2,946.4	14	2,593.0	3	2,526.0
Other International	1,264.3	4	1,216.2	35	902.8
Global Commercial	8,550.9	8	7,933.6	12	7,065.6
U.S. Federal Sector	2,874.9	11	2,590.3	13	2,301.9
Corporate	.2		.1		3.2
Total	$11,426.0	9%	$10,524.0	12%	$9,370.7

The Company's 9% overall revenue growth for fiscal 2002 over 2001 resulted principally from the successful expansion of its broad range of end-to-end I/T services across its geographic span and its global commercial and U.S. federal segments. The Company announced $11.4 billion in new business awards during fiscal 2002 compared with $10.9 billion and $11.3 billion announced for fiscal 2001 and fiscal 2000, respectively.

Global commercial revenue grew 8%, or $617.3 million, during fiscal 2002. In constant currency, global commercial revenue grew approximately 10%. The Company announced $3.6 billion in new global commercial business awards during fiscal 2002 compared with the $8.2 billion announced during fiscal 2001 and $6.9 billion announced during fiscal 2000.

For fiscal 2002, U.S. commercial revenue grew 5%, or $215.8 million. This growth was principally generated by outsourcing engagements including additional activities on the Nortel Networks, BAE Systems, General Dynamics and J.P. Morgan Chase & Co. contracts and further expansion in the Company's financial services vertical markets including the benefit associated with the fiscal 2001 acquisition of Mynd Corporation ("Mynd"). Revenue growth was impacted by a significant decrease in consulting and systems integration revenue. For fiscal 2001, U.S. commercial revenue grew 13%, or $487.6 million. This growth was principally generated by a significant increase in outsourcing revenue, fueled by major new contracts including AT&T and Nortel Networks, as well as increased revenue due to the Mynd acquisition. Increased revenues in these areas were offset by a decline in consulting and systems integration revenue due to the deterioration in demand for these services.

The Company's European operations generated fiscal 2002 growth of 14%, or $353.4 million. In constant currency, European revenue growth was approximately 17%. The growth was mainly attributable to outsourcing services in the United Kingdom including additional activities associated with automotive services, AMP Limited, BAE Systems and Schroders Bank. For fiscal 2001 compared to 2000, the Company's European operations generated revenue growth of 3%, or $67 million. In constant currency, European revenue growth was approximately 14%. The growth was principally due to outsourcing engagements, particularly in the United Kingdom and Scandinavia. European revenue growth was also affected by a decline in consulting and systems integration revenue for fiscal 2002 and 2001.

Other international operations provided revenue growth of 4%, or $48.1 million, during fiscal 2002. In constant currency, other international growth was approximately 10%. The growth was primarily attributable to expansion from outsourcing contracts including activities associated with Nortel Networks and a new outsourcing contract with the Northern Territory Government in Australia. Other international revenue growth was impacted by reduced demand for services in Asia due to weakness in the Asian economies. For fiscal 2001, other international revenue grew 35%, or $313.4 million. The growth was primarily attributable to the outsourcing agreement with The Broken Hill Proprietary Company Limited and acquisition of its I/T subsidiary and benefit associated with the fiscal 2000 acquisition of GE Capital Information Technology Solutions in Australia.

The Company's U.S. federal sector revenues were derived from the following sources:

	Fiscal Year				
	2002		2001		2000
Dollars in millions	*Amount*	*Percent Change*	*Amount*	*Percent Change*	*Amount*
Department of Defense	$1,770.6	10%	$1,610.7	10%	$1,464.7
Civil agencies	1,019.7	14	898.0	23	732.7
Other	84.6	4	81.6	(22)	104.5
Total U.S. Federal	$2,874.9	11%	$2,590.3	13%	$2,301.9

Revenues from the U.S. federal sector increased 11% during fiscal 2002 versus 2001. The increase was principally related to new and increased work related to intelligence community activities, the Army Logistics Modernization contract ("LOGMOD"), the Internal Revenue Service ("IRS") Prime contract and several other task order activities on both Civil agency and Department of Defense ("DoD") contracts. Revenue for fiscal 2001 compared to 2000 increased 13%. The increase was principally related to activity with the IRS contract, the LOGMOD contract, other task order contracts and add-on business from existing awards on various Civil agency and DoD contracts.

During fiscal 2002, CSC announced federal contract awards with a total value of $7.8 billion, compared with the $2.7 billion and $4.4 billion announced during fiscal 2001 and 2000, respectively.

Costs and Expenses

The Company's costs and expenses before special items were as follows:

	Dollar Amount			*Percentage of Revenue*		
Dollars in millions	2002	2001	2000	2002	2001	2000
Costs of services	$ 9,222.8	$8,425.1	$7,352.5	80.7%	80.0%	78.5%
Selling, general and administrative	706.3	796.6	779.4	6.2	7.6	8.3
Depreciation and amortization	857.6	649.3	545.7	7.5	6.2	5.8
Interest expense, net	142.5	89.8	40.5	1.3	.8	.4
Total	$10,929.2	$9,960.8	$8,718.1	95.7%	94.6%	93.0%

Costs of Services

For fiscal 2002, the Company's costs of services as a percentage of revenue increased to 80.7% from 80.0%. The change was primarily related to a decrease in demand for commercial consulting and systems integration services, which decreased utilization and impacted revenue realization. The Company also experienced cost pressure on certain outsourcing contracts and an increase in the provision for losses on accounts receivable. The majority of the increase in the provision related to customer credit risks associated with certain companies for which the Company provided systems integration and consulting/professional services.

For fiscal 2001, the Company's costs of services as a percentage of revenue increased to 80.0% from 78.5%. The change was driven principally by the deteriorating demand in the fourth quarter for global commercial consulting and systems integration services adversely impacting billing rates and utilization, particularly in North America and Europe. Higher labor costs experienced throughout the year within the U.S. and Australian consulting operations and severance costs for reductions in force also contributed to the increased cost of services. In addition, some cost pressure on two relatively new outsourcing contracts, adjustments on a few fixed-price projects and an increase in the provision for losses on accounts receivable due to increased credit risk associated with certain receivables primarily associated with certain companies for which the Company provided systems integration and consulting/professional services.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses as a percentage of revenue declined to 6.2% from 7.6% for fiscal 2002 versus 2001. The decrease was due to the Company's continued cost reduction initiatives, management's focus on discretionary costs and consolidation of certain back office services. During the year, the Company realigned certain functions in its U.S. healthcare operations with similar functions in other groups and integrated its Pinnacle Alliance unit into the financial services vertical operations.

For fiscal 2001, SG&A expenses as a percentage of revenue decreased to 7.6% from 8.3%. The decrease was due to management's tight focus regarding discretionary costs due to the increased costs of services noted above.

Depreciation and Amortization

Depreciation and amortization expense as a percentage of revenue increased to 7.5% from 6.2% for fiscal 2002 versus 2001. The increase was due primarily to the additional depreciation and amortization of assets associated with the Company's increased outsourcing activities, now accounting for over 50% of total revenue, and increased goodwill amortization related to the December 2000 acquisition of Mynd.

For fiscal 2001, depreciation and amortization expense as a percentage of revenue increased to 6.2% from 5.8%. The increase was principally due to the capital-intensive nature of the Company's growing outsourcing business.

Interest Expense

Interest expense, net of interest income, increased as a percentage of revenue to 1.3% for fiscal 2002 from .8% for 2001. The increase was principally due to higher debt levels for the first three quarters of fiscal 2002 due in part to the December 2000 acquisition of Mynd and to purchase assets related to outsourcing activities, partially offset by benefit from lower interest rates.

For fiscal 2001, the Company's net interest expense as a percentage of revenue increased to .8% from .4%. The increase relates primarily to the increase in debt incurred to fund the Mynd acquisition, the capital investment to purchase assets due to the increased outsourcing activities, and increased working capital needs.

Special Items

During fiscal 2002, the Company reviewed its estimates related to the fiscal 2001 special charge and made certain adjustments. These adjustments resulted in increasing the facilities consolidation provision by $4 million. This adjustment was offset by a decrease of $3 million related to the phased-out operations and other assets provisions and by a decrease of $1 million related to employee severance costs. The decrease in employee severance costs was due to 109 fewer U.S. employee involuntary terminations. As a result of renegotiations of certain international employee severance agreements, the Company involuntarily terminated an additional 285 international employees. The net impact was an additional 176 employees involuntarily terminated and a $1 million reduction related to employee severance costs. As a result of these actions, there was no net additional special charge recorded during fiscal 2002.

Special items of $232.9 ($156.0 after tax) were recorded during fiscal 2001, as detailed below.

In response to a changing mix of information technology services, business conditions and overall demand for consulting and systems integration services, the Company reviewed its global operations. As a result of this review, a special item of $137.5 million ($91.3 million after tax) or 54 cents per share (diluted) was recorded during the fourth quarter ended March 30, 2001. Included in the charge was employee severance costs of $67.9 million, write-offs in connection with consolidation of facilities of $25.6 million, write-off of capitalized software and computer-related assets of $22.1 million and $20.9 million related to phased-out operations and other assets. The involuntary termination benefits accrued and expensed of $67.9 million related to 1,896 employees of which 722 were U.S. employees and 1,174 were international employees; as of March 29, 2002, approximately $64 million had been paid and

1,876 of the 1,896 employees had been involuntarily terminated. The Company expects to pay substantially all of the remaining cash payments during fiscal 2003. Approximately $9 million of accrued costs related to the consolidation of facilities remains at March 29, 2002 and will be paid through the end of the facility lease terms.

In connection with the December 2000 acquisition of Mynd, the Company reviewed its global commercial financial services operations, product strategies and the carrying value of its assets. As a result, special items were recorded in the third and fourth quarters of fiscal 2001. During the third quarter ended December 29, 2000, special items of $84.2 million ($57.3 million after tax), or 34 cents per share (diluted) were recorded and included $58.2 million related to non-cash adjustments to the carrying value of capitalized software and the write-off of other assets and intangibles and $9.4 million related to a legal settlement and write-off of assets from operations previously sold or phased-out. The third quarter charge also included $16.6 million accrued for employee severance costs. In the fourth quarter, the amount for employee severance costs was adjusted to $14.5 million. The employee severance costs related to 628 global commercial financial services employees. All of the severance payments have been made and all of the employees have been involuntarily terminated. Upon completion of the integration of Mynd during the fourth quarter ended March 30, 2001, the Company recorded an additional special item of $11.2 million ($7.4 million after tax) or 4 cents per share (diluted) for the write-off of capitalized software and a provision for consolidation of facilities. The $11.2 million was the net special item after the severance adjustment described above.

Special items of $41.1 million ($29.8 million after tax), or 18 cents per share (diluted), were recorded during fiscal 2000. The Company recorded a special item of $39.1 million ($28.5 million after tax) representing merger-related charges and other transaction costs associated with the November 16, 1999 acquisition of Nichols Research Corporation. Also during fiscal 2000, the Company recorded a special item of $2 million ($1.3 million after tax) for legal and other costs, net of recoveries, associated with the final resolution of the remaining issues relating to the Company's fiscal 1998 response to a failed take-over attempt.

Income Before Taxes

The Company's income before taxes and margin for the most recent three fiscal years is as follows:

	Dollar Amount			Margin		
Dollars in millions	2002	2001	2000	2002	2001	2000
Before special items	$496.8	$563.2	$652.6	4.3%	5.4%	7.0%
Income before taxes	496.8	330.3	611.5	4.3	3.1	6.5

Income before special items and taxes decreased during fiscal 2002 as a percentage of revenue. The 1.1 percentage point decrease to 4.3% is directly associated with the increase in costs of services, higher depreciation and amortization and higher net interest expense, partially offset by lower SG&A expenses as explained above.

During fiscal 2001, income before special items and taxes decreased as a percentage of revenue. The 1.6 percentage point decrease to 5.4% related to higher costs of services, higher depreciation and amortization and higher interest expense as detailed above.

Taxes

The provision for income taxes as a percentage of pre-tax earnings was 30.7%, 29.4% and 34.1% for the three years ended March 29, 2002. The tax provision for the special items was 33.0% and 27.3% for fiscal 2001 and 2000 respectively. Before special items, the tax rate was 30.9% and 33.7% for fiscal 2001 and 2000, respectively. The tax rate of 30.7% was essentially unchanged in fiscal 2002 compared with the fiscal 2001 before special items tax rate of 30.9%. The decrease in the fiscal 2001 tax rate from 33.7% to 30.9% was principally the result of favorable permanent tax benefits which relate to the amortization of intangible assets with a higher tax basis than book basis.

Net Income and Earnings per Share

The Company's net income and diluted earnings per share for fiscal years 2002, 2001, and 2000 are as follows:

Dollars in millions, except EPS	Dollar Amount			Margin		
	2002	2001	2000	2002	2001	2000
Net income:						
Before special items	$344.1	$389.2	$432.7	3.0%	3.7%	4.6%
As reported	344.1	233.2	402.9	3.0	2.2	4.3
Diluted earnings per share:						
Before special items	2.01	2.28	2.55			
As reported	2.01	1.37	2.37			

Before special items, the net earnings margin was 3% for fiscal 2002, 3.7% for fiscal 2001 and 4.6% for fiscal 2000. The decline for fiscal 2002 and 2001 was attributable to higher cost of services, depreciation and amortization and interest expense, partially offset by lower SG&A expenses as detailed above.

During fiscal 2002, the Company's net income margin increased from 2.2% to 3%. The net income margin improvement is primarily related to the impact of the special items recorded during fiscal 2001, partially offset by increases in other expense categories described above.

For fiscal 2001, the Company's net income margin decreased from 4.3% to 2.2%. The decrease is principally related to the special items incurred during fiscal 2001, which reduced net income by $156 million or 1.5% of revenue.

Cash Flows

Dollars in millions	Fiscal Year		
	2002	2001	2000
Net cash from operations	$1,305.4	$ 854.2	$ 946.3
Net cash used in investing	(1,205.7)	(2,243.4)	(1,176.6)
Net cash (used in) provided by financing	(133.9)	1,321.5	(111.4)
Effect of exchange rate changes on cash and cash equivalents	(1.4)	(8.0)	(3.7)
Net decrease in cash and cash equivalents	(35.6)	(75.7)	(345.4)
Cash and cash equivalents at beginning of year	184.7	260.4	617.9
Effect of pooling restatement			(12.1)
Cash and cash equivalents at end of year	$ 149.1	$ 184.7	$ 260.4

Historically, the majority of the Company's cash and cash equivalents has been provided from operating activities. During fiscal 2002, net cash from operations increased primarily due to higher earnings, an increase in non-cash charges (depreciation and amortization) and favorable working capital performance. For fiscal 2001, net cash provided by financing activities exceeded net cash from operations principally as a result of additional borrowings associated with the Mynd acquisition during fiscal 2001 and the result of lower earnings and increased working capital requirements, partially offset by higher non-cash charges (depreciation and amortization and special items).

The Company's investments principally relate to purchases of computer equipment and software that support the Company's expanding global commercial operations. Investments include computer equipment purchased at the inception of outsourcing contracts as well as subsequent upgrades, expansion or replacement of these client-supporting assets. The Company's investments also include several acquisitions accounted for under the purchase method of accounting during fiscal 2000 and 2001, most notably the fiscal 2001 acquisition of Mynd. During fiscal 2002, the Company completed its fair market value assessment of initial assets acquired from a major outsourcing client and as a result certain amounts were reclassified from property and equipment to outsourcing contract costs. The reclassification is not expected to have an impact on the Company's future cash flows.

As described above, historically a majority of the Company's capital investments have been funded by cash from operations. During fiscal 2002, the Company issued $500 million of 6.75% notes due June 2006 and $500 million of 7.375% notes due June 2011. The net proceeds were used for general corporate purposes, including the reduction of outstanding commercial paper.

Liquidity and Capital Resources

The balance of cash and cash equivalents was $149.1 million at March 29, 2002, $184.7 million at March 30, 2001 and $260.4 million at March 31, 2000. During this period, the Company's earnings have added to equity. At the end of fiscal 2002, CSC's ratio of debt to total capitalization was 37.8%.

	Fiscal Year		
Dollars in millions	2002	2001	2000
Debt	$2,204.1	$2,384.0	$ 901.6
Equity	3,623.6	3,215.2	3,044.0
Total capitalization	$5,827.7	$5,599.2	$3,945.6
Debt to total capitalization	37.8%	42.6%	22.9%

At March 29, 2002, the Company's syndicated credit facilities were comprised of a $316.5 million facility which expires in August 2002 and a $321 million facility which expires in August 2005. At March 29, 2002, approximately $497.8 million was available for borrowing under this program compared to $185 million at the end of fiscal 2001. At March 29, 2002, the Company had no borrowings under these facilities and is in compliance with all terms of the agreements. In addition, the Company had uncommitted lines of credit of $432.8 million available with certain foreign banks. During fiscal 2002, the company filed a shelf registration statement on Form S-3 for up to $1.5 billion of debt and/or equity securities.

The following table summarizes long-term debt, operating leases and minimum purchase obligations:

	Fiscal Year				
Dollars in millions	2003	2004	2005	2006 and thereafter	*Total*
Long term debt	$ 21.4	$ 21.0	$ 15.0	$1,837.1	$1,894.5
Operating leases, net of sublease income	268.0	186.8	130.3	358.4	943.5
Minimum purchase obligations	169.0	179.6	183.1	102.8	634.5
	$458.4	$387.4	$328.4	$2,298.3	$3,472.5

The Company has signed long-term purchase agreements with certain software, hardware, telecommunication and other service providers to obtain favorable pricing, committed service levels and terms for services that are necessary for the operations of business activities. Under the terms of these agreements, the Company is contractually committed to purchase specified service minimums over periods ranging from 1 to 5 years. If the Company does not meet the specified service minimums, the Company would have an obligation to pay the service provider a portion or all of the shortfall.

In the normal course of business, the Company may provide certain customers and potential customers with financial performance guarantees, which are generally backed by standby letters of credit or surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is remote in management's opinion. The Company is in compliance with the performance obligations under all service contracts for which there is a performance guarantee, and any liability incurred in connection with these guarantees would not have a material adverse effect on the Company's consolidated results of operations or financial position. In addition, the Company has other guarantees that represent parent guarantees in support of working capital credit lines established with local financial institutions for its foreign business units. Borrowings under these lines were $39.6 million at March 29, 2002.

The following table summarizes the expiration of the Company's financial guarantees outstanding as of March 29, 2002 (in millions):

Dollars in millions	*Fiscal Year* 2003	2004	2005	*Total*
Performance guarantees:				
Surety bonds	$ 5.0			$ 5.0
Letters of credit	20.5	$ 0.2		20.7
Other surety bonds	11.7	0.4	$ 0.1	12.2
Standby letters of credit	16.1			16.1
Subsidiary debt guarantees	284.7	157.5	40.0	482.2
Total	$338.0	$158.1	$40.1	$536.2

The Company has a contract with Enron Energy Services Inc. ("EES"), a subsidiary of Enron Corporation, to provide project consulting and business process outsourcing services such as billing, collection, meter reading and customer services. On December 2, 2001, EES filed a voluntary petition for Chapter 11 reorganization with the U.S. Bankruptcy Court. During fiscal 2002, the Company provided an allowance for doubtful accounts of $2 million related to EES pre-Chapter 11 reorganization project-work. In connection with the contract, the Company has purchased property, equipment and software and has incurred outsourcing contract costs. The Company continues to provide certain services under this contract and is being paid currently for these services.

In the opinion of management, CSC will be able to meet its liquidity and cash needs for the foreseeable future through the combination of cash flows from operating activities, cash balances, unused borrowing capacity and other financing activities. If these resources need to be augmented, major additional cash requirements would likely be financed by the issuance of debt and/or equity securities and/or the exercise of the put option as described in Note 12 to the Company's consolidated financial statements. The Company's sources of debt include the issuance of commercial paper and short-term borrowings. If the Company were unable to sell commercial paper or if the Company determined it was too costly to do so, the Company has the ability to borrow under the two syndicated backstop credit facilities.

Dividends and Redemption

It has been the Company's policy to invest earnings in the growth of the Company rather than distribute earnings as dividends. This policy, under which dividends have not been paid since fiscal 1969, is expected to continue, but is subject to regular review by the Board of Directors.

Euro Introduction

On January 1, 1999 the euro currency was introduced in 11 of the 15 member countries in the European Union. The introduction of the euro was phased in over a period ended January 1, 2002, when notes and coins came into circulation. The replacement of other currencies with the euro did not have and is not expected to have a material impact on the Company's overall financial position or results of operations.

Critical Accounting Policies

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The Company's significant accounting policies are described in the Note 1 to the consolidated financial statements under "Summary of Significant Accounting Policies." The preparation of these consolidated financial statements require management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Management periodically evaluates these estimates and assumptions based on available information, experience and trends. Due to the inherent risks and uncertainties involved in using these estimates, actual results could differ from those estimates.

The Company's critical accounting policies consist of revenue recognition on long-term, fixed-price contracts and outsourcing contracts, outsourcing contract costs, and contingencies.

Revenue recognition – Long-term, fixed-price contracts

Revenue on long-term, fixed-price contracts is recognized on the basis of the estimated percentage-of-completion of services rendered based on the American Institute Certified Public Accountants Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The Company has applied this method of revenue recognition because projected contract revenues and costs are reasonably estimable based on the Company's business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract, including estimates as to resources and costs necessary to complete performance. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known and reviewed by management. Provisions for estimated losses, if any, on long-term, fixed-price contracts are recognized in the period in which the loss is determined.

Revenue recognition – Outsourcing contracts

Revenue on outsourcing contracts is recognized based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills customers prior to performing the service, resulting in deferred revenue which is reported as a current liability in the consolidated financial statements.

Outsourcing Contract Costs

Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and charged to expense over the life of the contract. These costs consist of contract acquisition and transition costs, including the cost of due diligence activities after competitive selection and costs associated with installation of systems and processes. Costs incurred for bid and proposal activities are expensed as incurred. Fixed assets acquired in connection with outsourcing transactions are capitalized and depreciated consistent with policies generally applicable to property and equipment. Amounts paid to the client in excess of the fair market value of acquired property and equipment are capitalized as outsourcing contract costs and amortized over the life of the contract. Management regularly reviews outsourcing contract costs for impairment. Terminations of outsourcing contracts, including transfers either back to the client or to another I/T provider, prior to the end of their committed contract term are infrequent due to the complex transition of personnel, assets, methodologies, and processes involved with outsourcing transactions. In the event of an early termination, the Company and the client, pursuant to certain contractual provisions, engage in negotiations on the recovery of unamortized contracts costs, lost profits, transfer of personnel, rights to implemented systems and processes, as well as other matters. To date, any such terminations have resulted in no material impact on the Company's consolidated financial position, results of operations or cash flows.

Contingencies

The Company is subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising out of the normal course of business. The Company's consolidated financial statements reflect the treatment of claims and contingencies based on management's view of the expected outcome. The Company consults with legal counsel on those issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, the Company accrues a liability in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies."

Other Policies

The Company has adopted or will adopt the following accounting pronouncements: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138; SFAS No. 141, "Business Combinations"; SFAS No. 142, "Goodwill and Other Intangible Assets"; and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These standards are explained below under Recent Accounting Pronouncements.

Recent Accounting Pronouncements

During June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling of interests method and requires that only the purchase method of accounting be used and revises the guidance related to certain identified intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill no longer be amortized when the new standard is adopted. The new standard also requires an initial goodwill impairment assessment in the year of adoption and impairment tests at least annually thereafter.

The Company will adopt SFAS No. 142 effective March 30, 2002. During the first half of fiscal 2003, the Company will complete step one of the transitional goodwill impairment test. The Company has not determined the impact, if any, the transitional goodwill impairment test will have on the Company's consolidated financial position or results of operations. Any transitional impairment losses will be recorded as the effect of a change in accounting principle. The Company has determined that the impact of no longer amortizing goodwill and certain intangible assets was $77.7 million ($74.4 million after tax) or 43 cents per share (diluted) for fiscal 2002, $55.5 million ($52.2 million after tax) or 31 cents per share (diluted) for fiscal 2001 and $39.5 million ($36.2 million after tax) or 21 cents per share (diluted) for fiscal 2000.

During August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses existing accounting impairment rules and broadens the presentation of discontinued operations to include more disposal transactions. The Company will adopt SFAS No. 144 effective March 30, 2002. The Company is currently evaluating this statement, but the adoption is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

During June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended by SFAS No. 137 and SFAS No. 138, was effective for CSC's fiscal year 2002. As amended, this statement requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting standards for hedging activities. The adoption of this standard did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Forward-Looking Statements

All statements contained in this annual report, or in any document filed by the Company with the Securities and Exchange Commission, or in any press release or other written or oral communication by or on behalf of the Company, that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent the Company's expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved.

These statements are subject to risks, uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to differ materially from the results described in such statements. These factors include, without limitation, the following: (i) competitive pressures; (ii) changes in the global commercial demand for information technology outsourcing, business process outsourcing and consulting and systems integration services; (iii) changes in U.S. federal government spending levels for information technology services; (iv) the Company's ability to continue to develop and expand its service offerings to address emerging business demands and technological trends; (v) the credit worthiness of the Company's commercial customers; (vi) the Company's ability to recover its accounts receivable and its capital investment in outsourcing contracts; (vii) the future profitability of the Company's long-term contracts with customers; (viii) the Company's ability to consummate strategic acquisitions and form alliances; (ix) the Company's ability to attract and retain key personnel, and (x) fluctuations in currency exchange rates in countries in which the Company does business.

Market Risks

Interest Rates

The Company has fixed-rate long-term debt obligations, short-term commercial paper and other borrowings subject to market risk from changes in interest rates. Sensitivity analysis is one technique used to measure the impact of changes in interest rates on the value of market-risk sensitive financial instruments. A hypothetical 10% movement in interest rates would not have a material impact on the Company's future earnings or cash flows.

Foreign Currency

During the ordinary course of business, the Company enters into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. The Company generally manages these transactions by ensuring costs to service contracts are incurred in the same currency in which revenue is received. Short-term contract financing requirements are met by borrowing in the same currency. By matching revenues, costs and borrowings to the same currency, the Company has been able to substantially mitigate foreign currency risk to earnings. If necessary, the Company may also use foreign currency forward contracts or options to hedge exposures arising from these transactions. The Company does not foresee changing its foreign currency exposure management strategy.

During fiscal 2002, 37% of the Company's revenue was generated outside of the United States. Using sensitivity analysis, a hypothetical 10% increase in the value of the U.S. dollar against all currencies would decrease revenue by 3.7% or $421 million, while a hypothetical 10% decrease in the value of the U.S. dollar against all currencies would increase revenue by 3.7% or $421 million. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currency. As a result, a hypothetical 10% movement of the value of the U.S. dollar against all currencies in either direction would impact the Company's earnings before interest and taxes by $30 million. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense.

At March 29, 2002, the Company had approximately $118 million of non-U.S. dollar denominated cash and cash equivalents, and approximately $39.6 million of non-U.S. dollar borrowings.

In millions except per-share amounts	Fiscal Year Ended March 29, 2002	March 30, 2001	March 31, 2000
Revenues	$11,426.0	$10,524.0	$9,370.7
Costs of services	9,222.8	8,425.1	7,352.5
Selling, general and administrative	706.3	796.6	779.4
Depreciation and amortization	857.6	649.3	545.7
Interest expense	154.8	106.1	58.1
Interest income	(12.3)	(16.3)	(17.6)
Special items (note 3)		232.9	41.1
Total costs and expenses	10,929.2	10,193.7	8,759.2
Income before taxes	496.8	330.3	611.5
Taxes on income (note 4)	152.7	97.1	208.6
Net income	$ 344.1	$ 233.2	$ 402.9
Earnings per common share:			
Basic	$ 2.02	$ 1.39	$ 2.42
Diluted	$ 2.01	$ 1.37	$ 2.37

(See notes to consolidated financial statements)

In millions	March 29, 2002	March 30, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 149.1	$ 184.7
Receivables, net of allowance for doubtful accounts of $74.6 (2002) and $86.6 (2001) (note 5)	2,753.9	2,620.8
Prepaid expenses and other current assets	401.2	398.5
Total current assets	3,304.2	3,204.0
Investments and other assets:		
Software, net of accumulated amortization of $336.4 (2002) and $227.6 (2001)	375.6	299.6
Outsourcing contract costs, net of accumulated amortization of $388.1 (2002) and $259.6 (2001)	992.2	633.8
Excess of cost of businesses acquired over related net assets, net of *accumulated amortization of $285.6 (2002) and $206.9 (2001)*	1,641.0	1,653.6
Other assets (note 4)	389.5	525.4
Total investments and other assets	3,398.3	3,112.4
Property and equipment – *at cost (note 6):*		
Land, buildings and leasehold improvements	712.7	567.1
Computers and related equipment	2,880.8	2,644.2
Furniture and other equipment	290.9	296.1
	3,884.4	3,507.4
Less accumulated depreciation and amortization	1,976.4	1,649.0
Property and equipment, net	1,908.0	1,858.4
	$8,610.5	$8,174.8

(See notes to consolidated financial statements)

In millions except shares	March 29, 2002	March 30, 2001
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term debt and current maturities of long-term debt (note 6)	$ 331.0	$1,354.6
Accounts payable	530.4	502.5
Accrued payroll and related costs	541.5	538.4
Other accrued expenses	876.9	833.7
Deferred revenue	284.2	198.9
Federal, state and foreign income taxes (note 4)	144.0	160.8
Total current liabilities	2,708.0	3,588.9
Long-term debt, net of current maturities (note 6)	1,873.1	1,029.4
Other long-term liabilities (note 7)	405.8	341.3
Commitments and contingencies (note 8)		
Stockholders' equity (notes 6, 9 and 10):		
Preferred stock, par value $1 per share; authorized 1,000,000 shares; none issued		
Common stock, par value $1 per share; authorized 750,000,000 shares; issued 171,571,591 (2002) and 169,127,404 (2001)	171.6	169.1
Additional paid-in capital	1,047.6	965.2
Earnings retained for use in business	2,638.3	2,294.2
Accumulated other comprehensive loss	(215.4)	(195.8)
	3,642.1	3,232.7
Less common stock in treasury, at cost, 433,754 shares (2002) and 413,457 shares (2001)	(18.5)	(17.5)
Stockholders' equity, net	3,623.6	3,215.2
	$8,610.5	$8,174.8

(See notes to consolidated financial statements)

In millions	Fiscal Year Ended March 29, 2002	March 30, 2001	March 31, 2000
Cash flows from operating activities:			
Net income	$ 344.1	$ 233.2	$ 402.9
Adjustments to reconcile net income to net cash provided:			
Depreciation and amortization	857.6	649.3	545.7
Deferred taxes	129.9	42.3	68.8
Special items, net of tax		125.7	17.0
Provision for losses on accounts receivable	35.6	18.3	6.1
Changes in assets and liabilities, net of effects of acquisitions:			
Increase in receivables	(186.4)	(446.8)	(278.7)
Increase in prepaid expenses and other current assets	(30.9)	(51.7)	(9.0)
Increase in accounts payable and accruals	81.3	90.4	159.5
Increase in income taxes payable	10.6	170.1	44.4
Increase (decrease) in deferred revenue	83.4	15.0	(4.0)
Other operating activities, net	(19.8)	8.4	(6.4)
Net cash provided by operating activities	1,305.4	854.2	946.3
Cash flows from investing activities:			
Purchases of property and equipment	(671.5)	(897.2)	(585.6)
Outsourcing contracts	(347.7)	(535.9)	(218.7)
Acquisitions, net of cash acquired	(51.7)	(695.0)	(294.2)
Dispositions	18.8		29.9
Software	(182.8)	(141.3)	(127.1)
Other investing activities, net	29.2	26.0	19.1
Net cash used in investing activities	(1,205.7)	(2,243.4)	(1,176.6)
Cash flows from financing activities:			
Net (repayment) borrowing of commercial paper	(974.5)	968.7	40.5
Borrowings under lines of credit	293.1	164.9	76.0
Repayment of borrowings under lines of credit	(380.0)	(99.3)	(89.7)
Proceeds from term debt issuance	995.2	500.0	
Principal payments on long-term debt	(160.6)	(24.8)	(179.5)
Repayment of Mynd Corporation debt		(242.9)	
Proceeds from stock option and other common stock transactions	87.8	36.4	57.1
Other financing activities, net	5.1	18.5	(15.8)
Net cash (used in) provided by financing activities	(133.9)	1,321.5	(111.4)
Effect of exchange rate changes on cash and cash equivalents	(1.4)	(8.0)	(3.7)
Net decrease in cash and cash equivalents	(35.6)	(75.7)	(345.4)
Cash and cash equivalents at beginning of year	184.7	260.4	617.9
Effect of pooling restatement			(12.1)
Cash and cash equivalents at end of year	$ 149.1	$ 184.7	$ 260.4

(See notes to consolidated financial statements)

In millions except shares in thousands	*Common Stock*		*Additional Paid-In Capital*	*Earnings Retained for Use in Business*	*Accumulated Other Comprehensive Income (Loss)*	*Common Stock in Treasury*	*Unearned Restricted Stock and Other*	*Total*
	Shares	*Amount*						
Balance at April 2, 1999	165,520.5	$165.5	$ 823.3	$1,667.7	$ (53.2)	$(14.4)	$(.4)	$2,588.5
Comprehensive income:								
Net income				402.9				402.9
Currency translation adjustment					(30.6)			(30.6)
Unfunded pension obligation					1.1			1.1
Unrealized gain on available for sale securities					6.9			6.9
Comprehensive income								380.3
Stock option transactions	2,382.5	2.4	83.8			(1.7)		84.5
Amortization and forfeitures of restricted stock and repayment of notes							.3	.3
Adjustments for pooling of interests				(9.6)				(9.6)
Balance at March 31, 2000	167,903.0	167.9	907.1	2,061.0	(75.8)	(16.1)	(.1)	3,044.0
Comprehensive income:								
Net income				233.2				233.2
Currency translation adjustment					(111.7)			(111.7)
Unfunded pension obligation					(.2)			(.2)
Unrealized loss on available for sale securities					(8.1)			(8.1)
Comprehensive income								113.2
Stock option transactions	1,224.4	1.2	58.1			(1.4)		57.9
Amortization and forfeitures of restricted stock							.1	.1
Balance at March 30, 2001	169,127.4	169.1	965.2	2,294.2	(195.8)	(17.5)	—	3,215.2
Comprehensive income:								
Net income				344.1				344.1
Currency translation adjustment					(22.4)			(22.4)
Unfunded pension obligation					(1.5)			(1.5)
Unrealized gain on available for sale securities					4.3			4.3
Comprehensive income								324.5
Stock option transactions	1,066.9	1.1	30.8			(1.0)		30.9
Defined contribution plan transactions	1,377.3	1.4	51.6					53.0
Balance at March 29, 2002	171,571.6	$171.6	$1,047.6	$2,638.3	$(215.4)	$(18.5)	$ —	$3,623.6

(See notes to consolidated financial statements)

Note 1 Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include those of Computer Sciences Corporation, its subsidiaries and those joint ventures and partnerships over which it exercises control, hereafter collectively referred to as "CSC" or "the Company." All material intercompany transactions and balances have been eliminated.

Revenue Recognition

The Company provides services under time and materials, level of effort, cost-based and fixed-price contracts. For time and materials and level of effort types of contracts, income is recorded as the costs are incurred, income being the difference between such costs and the agreed-upon billing amounts. For cost-based contracts, income is recorded by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience.

Revenue on long-term, fixed-price contracts is recognized on the basis of the estimated percentage-of-completion of services rendered based on the American Institute Certified Public Accountants Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The Company has applied this method of revenue recognition because projected contract revenues and costs are reasonably estimable based on the Company's business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract, including estimates as to resources and costs necessary to complete performance. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known and reviewed by management. Provisions for estimated losses, if any, on long-term, fixed-price contracts are recognized in the period in which the loss is determined.

Revenue on outsourcing contracts is recognized based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills customers prior to performing the service, resulting in deferred revenue which is reported as a current liability in the consolidated financial statements.

Revenues from sales of proprietary software are recognized upon receipt of a signed contract documenting customer commitment, delivery of the software and determination of the fee amount and its probable collection. However, if significant customization is part of the transaction, such revenues are recognized over the period of delivery.

(Dollars in millions except per-share amounts)

Depreciation and Amortization

The Company's depreciation and amortization policies are as follows:

Property and Equipment:	
Buildings	10 to 40 years
Computers and related equipment	3 to 10 years
Furniture and other equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or useful life
Investments and Other Assets:	
Software	2 to 10 years
Credit information files	10 to 20 years
Employee workforce acquired from Mynd	7 years
Excess of cost of businesses acquired over related net assets	Up to 40 years
Outsourcing contract costs	Contract life

For financial reporting purposes, computer equipment is depreciated using either the straight-line or sum-of-the-years'-digits method, depending on the nature of the equipment's use. The cost of other property and equipment, less applicable residual values, is depreciated using the straight-line method. Depreciation commences when the specific asset is complete, installed and ready for normal use. Investments and other assets are amortized on a straight-line basis over the years indicated above.

Included in software are unamortized capitalized software development costs of $281.7 and $217.7 as of March 29, 2002 and March 30, 2001, respectively. The related amortization expense for unamortized capitalized software development costs was $73.7, $37.6, and $34.3 for the three fiscal years ended March 29, 2002. The remaining balance included in software is related to purchased software costs of $93.9 and $81.9 as of March 29, 2002 and March 30, 2001, respectively. The related amortization expense for purchased software costs was $29.8, $28.1 and $23.6 for the three fiscal years ended March 29, 2002.

The Company evaluates at least annually the recoverability of its excess cost of businesses acquired over related net assets. In assessing recoverability, the current and future profitability of the related operations are considered, along with management's plans with respect to the operations and the projected undiscounted cash flows.

Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and charged to expense over the life of the contract. These costs consist of contract acquisition and transition costs, including the cost of due diligence activities after competitive selection and costs associated with installation of systems and processes. Costs incurred for bid and proposal activities are expensed as incurred. Fixed assets acquired in connection with outsourcing transactions are capitalized and depreciated consistent with policies generally applicable to property and equipment. Amounts paid to the client in excess of the fair market value of acquired property and equipment are capitalized as outsourcing contract costs and amortized over the life of the contract. Management regularly reviews outsourcing contract costs for impairment.

Cash Flows

Cash payments for interest on indebtedness and cash payments for taxes on income are as follows:

	Fiscal Year		
	2002	2001	2000
Interest	$135.3	$101.7	$59.4
Taxes on income	18.7	35.3	97.6

For purposes of reporting cash and cash equivalents, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's investments consist of high quality securities issued by a number of institutions having high credit ratings, thereby limiting the Company's exposure to concentrations of credit risk. With respect to financial instruments, the Company's carrying amounts of its other current assets and liabilities were deemed to approximate their market values due to their short maturity. At March 29, 2002, the Company has no outstanding material hedge contracts with respect to its foreign exchange or interest rate positions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, in particular estimates of anticipated contract costs utilized in the revenue recognition process, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings per Share

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the incremental shares issuable upon the assumed exercise of stock options.

Basic and diluted earnings per share are calculated as follows:

	Fiscal Year		
	2002	2001	2000
Net income for basic and diluted EPS	$344.1	$233.2	$402.9
Common share information (in millions)			
Average common shares outstanding for basic EPS	170.1	168.3	166.3
Dilutive effect of stock options	1.2	2.5	3.4
Shares for diluted EPS	171.3	170.8	169.7
Basic EPS	$ 2.02	$ 1.39	$ 2.42
Diluted EPS	2.01	1.37	2.37

(Dollars in millions except per-share amounts)

The computation of diluted EPS did not include stock options which were antidilutive, as their exercise price was greater than the average market price of the Company's common stock during the year. The number of such options was 5,982,376; 2,607,464 and 135,797 for the years ended March 29, 2002, March 30, 2001 and March 31, 2000, respectively.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling of interests method and requires that only the purchase method of accounting be used and revises the guidance related to certain identified intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill no longer be amortized when the new standard is adopted. The new standard also requires an initial goodwill impairment assessment in the year of adoption and impairment tests at least annually thereafter.

The Company will adopt SFAS No. 142 effective March 30, 2002. During the first half of fiscal 2003, the Company will complete step one of the transitional goodwill impairment test. The Company has not determined the impact, if any, the transitional goodwill impairment test will have on the Company's consolidated financial position or results of operations. Any transitional impairment losses will be recorded as the effect of a change in accounting principle. The Company has determined that the impact of no longer amortizing goodwill and certain intangible assets was $77.7 ($74.4 after tax) or 43 cents per share (diluted) for fiscal 2002, $55.5 ($52.2 after tax) or 31 cents per share (diluted) for fiscal 2001 and $39.5 ($36.2 after tax) or 21 cents per share (diluted) for fiscal 2000.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses existing accounting impairment rules and broadens the presentation of discontinued operations to include more disposal transactions. The Company will adopt SFAS No. 144 effective March 30, 2002. The Company is currently evaluating this statement, but the adoption, is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended by SFAS No. 137 and SFAS No. 138, was effective for all fiscal years beginning after June 15, 2000. As amended, this statement requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting standards for hedging activities. The Company adopted this statement effective March 31, 2001. The adoption of this standard did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

(Dollars in millions except per-share amounts)

Note 2 Acquisitions

During December 2000, CSC completed the acquisition of all of the outstanding equity securities of Mynd Corporation ("Mynd"), formerly known as Policy Management Systems Corporation, for a purchase price of $572.7 and the assumption of $243 of outstanding Mynd debt. Mynd was a provider of systems, services and business solutions to the global insurance and related financial services industries. The acquisition was accounted for under the purchase method, and accordingly, Mynd's results of operations have been included with the Company's from the date of acquisition.

The purchase price of the acquisition was allocated to the net assets acquired based on estimates of the fair values at the date of the acquisition. In addition, the Company obtained an independent appraisal of the fair values for certain tangible and intangible assets. The excess of the purchase price over the fair values of the net tangible assets, identified intangible assets and liabilities acquired was allocated to goodwill. Initial goodwill was $704.5 and other identified intangible assets including software and employee workforce acquired from Mynd were valued at $83.4. During the third quarter of fiscal 2002, the Company adjusted the purchase price allocation principally related to the resolution of certain contractual and other matters unresolved at the time of the acquisition. As a result of these non-cash adjustments, the goodwill balance increased $20.4.

A summary of the assets acquired and liabilities assumed in the acquisition are as follows:

	Estimated Fair Values
Assets acquired	$401.7
Liabilities assumed	(553.9)
Goodwill	724.9
Purchase price	572.7
Less cash acquired	31.9
Net cash paid	$540.8

As a result of the acquisition of Mynd, the Company incurred costs to exit and consolidate activities, involuntarily terminate employees, and other costs to integrate Mynd into the Company. Generally accepted accounting principles require that these costs, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price to the net assets acquired. The involuntary termination related to 518 Mynd employees of which 306 were U.S. employees and 212 were international employees; as of March 29, 2002, all of the 518 employees had been terminated. The remaining balance at March 29, 2002

(Dollars in millions except per-share amounts)

represents scheduled payments to be made through 2006. The components of the acquisition integration liabilities included in the purchase price allocation for Mynd are as follows:

	Acquisition Integration Liabilities	*Paid as of March 29, 2002*	*Balance Remaining at March 29, 2002*
Severance payments	$ 77.6	$ 53.8	$23.8
Facility and data center consolidations	93.4	40.2	53.2
Other	29.2	27.0	2.2
	$200.2	$121.0	$79.2

CSC acquired Nichols Research Corporation ("Nichols") on November 16, 1999. Upon consummation of the merger, Nichols became a wholly owned subsidiary of the Company. Each outstanding share of Nichols common stock was converted into .423 shares of common stock of the Company and each outstanding option to purchase shares of common stock was converted into an option to purchase .423 shares of CSC common stock. The acquisition has been accounted for under the pooling of interests method, and previously reported consolidated financial statements of the Company for periods ended prior to November 16, 1999 have been restated.

Other Acquisitions

During the three fiscal years ended March 29, 2002, the Company made a number of acquisitions in addition to the ones described above which, either individually or collectively, are not material. In conjunction with business combinations accounted for as purchases, the Company acquired assets with an estimated fair value of $16.4, $94.8 and $146.0; and assumed liabilities of $9.1, $76.4 and $89.0 for fiscal 2002, 2001 and 2000, respectively. The excess of cost of businesses acquired over related net assets was $45.3, $136.2 and $262.0 for the three fiscal years ended 2002.

Note 3 Special Items

During fiscal 2002, the Company reviewed its estimates related to the fiscal 2001 special charge and made certain adjustments. These adjustments resulted in increasing the facilities consolidation provision by $4. This adjustment was offset by a decrease of $3 related to the phased-out operations and other assets provisions and by a decrease of $1 related to employee severance costs. The decrease in employee severance costs was due to 109 fewer U.S. employee involuntary terminations. As a result of renegotiations of certain international employee severance agreements, the Company involuntarily terminated an additional 285 international employees. The net effect was an additional 176 employees involuntarily

(Dollars in millions except per-share amounts)

terminated and a $1 reduction related to employee severance costs. As a result of these actions, there was no net additional special charge recorded during fiscal 2002.

Special items of $232.9 ($156.0 after tax) were recorded during fiscal 2001, as detailed below.

In response to a changing mix of information technology services, business conditions and overall demand for consulting and systems integration services, the Company reviewed its global operations. As a result of this review, a special item of $137.5 ($91.3 after tax) or 54 cents per share (diluted) was recorded during the fourth quarter ended March 30, 2001. Included in the charge was employee severance costs of $67.9, write-offs in connection with consolidation of facilities of $25.6, write-off of capitalized software and computer-related assets of $22.1 and $20.9 related to phased-out operations and other assets. The involuntary termination benefits accrued and expensed of $67.9 related to 1,896 employees of which 722 were U.S. employees and 1,174 were international employees; as of March 29, 2002, approximately $64 had been paid and 1,876 of the 1,896 employees had been involuntarily terminated. The Company expects to pay substantially all of the remaining cash payments during fiscal 2003. Approximately $9 of accrued costs related to the consolidation of facilities remains at March 29, 2002 and will be paid through the end of the facility lease terms.

In connection with the December 2000 acquisition of Mynd, the Company reviewed its global commercial financial services operations, product strategies and the carrying value of its assets. As a result, special items were recorded in the third and fourth quarters of fiscal 2001. During the third quarter ended December 29, 2000, special items of $84.2 ($57.3 after tax), or 34 cents per share (diluted) were recorded and included $58.2 related to non-cash adjustments to the carrying value of capitalized software and the write-off of other assets and intangibles and $9.4 related to a legal settlement and write-off of assets from operations previously sold or phased-out. The third quarter charge also included $16.6 accrued for employee severance costs. In the fourth quarter, the amount for employee severance costs was adjusted to $14.5. The employee severance costs related to 628 global commercial financial services employees. All of the severance payments have been made and all of the employees have been involuntarily terminated. Upon completion of the integration of Mynd during the fourth quarter ended March 30, 2001, the Company recorded an additional special item of $11.2 ($7.4 after tax) or 4 cents per share (diluted) for the write-off of capitalized software and a provision for consolidation of facilities. The $11.2 was the net special item after the severance adjustment described above.

Special items of $41.1 ($29.8 after tax), or 18 cents per share (diluted), were recorded during fiscal 2000. The Company recorded a special item of $39.1 ($28.5 after tax) representing merger-related charges and other transaction costs associated with the November 16, 1999 acquisition of Nichols Research Corporation. Also during fiscal 2000, the Company recorded a special item of $2 ($1.3 after tax) for legal and other costs, net of recoveries, associated with the final resolution of the remaining issues relating to the Company's fiscal 1998 response to a failed take-over attempt.

(Dollars in millions except per-share amounts)

Note 4 Income Taxes

The sources of income before taxes, classified as between domestic entities and those entities domiciled outside of the United States, are as follows:

	Fiscal Year		
	2002	2001	2000
Domestic entities	$325.0	$336.9	$404.6
Entities outside the United States	171.8	(6.6)	206.9
	$496.8	$330.3	$611.5

The provisions for taxes on income classified as between current and deferred and as between taxing jurisdictions, consist of the following:

	Fiscal Year		
	2002	2001	2000
Current portion:			
Federal	$ (2.0)	$39.6	$ 40.4
State	1.8	1.7	5.5
Foreign	23.0	13.5	93.9
	22.8	54.8	139.8
Deferred portion:			
Federal	88.9	39.8	50.8
State	7.7	(9.0)	12.7
Foreign	33.3	11.5	5.3
	129.9	42.3	68.8
Total provision for taxes	$152.7	$97.1	$208.6

(Dollars in millions except per-share amounts)

The major elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

	Fiscal Year		
	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
State income tax, less effect of federal deduction	1.2	2.4	1.9
Goodwill and other intangibles amortization	(.1)	(7.7)	(1.2)
Utilization of tax credits/losses	(2.8)	(.6)	(1.7)
Special items	–	(1.5)	.5
Foreign rate differential	.8	3.0	4.7
Depreciable asset basis adjustment	(4.9)	(1.9)	(3.3)
Other	1.5	.7	(1.8)
Effective tax rate	30.7%	29.4%	34.1%

The tax effects of significant temporary differences that comprise deferred tax balances are as follows:

	March 29, 2002	March 30, 2001
Deferred tax assets (liabilities)		
Deferred income	$ 30.6	$ 15.3
Other liabilities	22.9	(9.5)
Employee benefits	68.9	74.3
Currency exchange	93.9	87.2
Investment basis difference	136.6	151.0
Tax loss/credit carryforwards	291.1	133.8
Depreciation and amortization	(474.1)	(249.8)
Contract accounting	(194.3)	(169.8)
Prepayments	(24.5)	(69.8)
Other assets	(14.6)	83.5
Total deferred taxes	$ (63.5)	$ 46.2

Of the above deferred amounts, $118.1 and $143.1 are included in the current income tax liability accounts at March 29, 2002 and March 30, 2001, respectively. All long-term deferred tax assets are included in other assets in the accompanying consolidated balance sheets.

During fiscal 2001 the Company made a net investment of $25.0 for a limited partnership interest. The difference between the investment's book and tax basis generated a deferred tax asset in the amount of $151.0. The remaining deferred tax asset of $136.6 represents the expected reduction of the Company's foreign income taxes payable over the next seven years. The debt of the partnership is more than fully collateralized by its assets and is non-recourse to the Company. As of March 29, 2002, the net investment was $26.7 as the result of the original investment and accumulated earnings.

(Dollars in millions except per-share amounts)

In addition, the Company's deferred tax balances at March 29, 2002 and March 30, 2001, included $64.5 and $52.0, respectively, of deferred tax assets related to the acquisition of Mynd.

At March 29, 2002, the Company has available unused domestic net operating loss carryforwards of approximately $650.8, which will expire in years 2018 through 2022, including $90.7 of acquired net operating losses that have been fully reserved. Additionally, the Company has general business tax credit carryforwards of approximately $35.6, which will expire in years 2007 through 2022, and an alternative minimum tax credit carryforward of $14.0 which can be carried forward indefinitely. The Company also has tax loss carryforwards in certain foreign taxing jurisdictions that expire over various future periods.

The cumulative undistributed earnings of the non-U.S. subsidiaries was approximately $276.1 as of March 29, 2002. As the Company intends to permanently reinvest all such earnings, no provision has been made for income taxes that may become payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

The IRS has substantially completed its examination of the Company's federal income tax returns for fiscal years 1992 through 1994. The results are not expected to have a material effect on the Company's consolidated financial position or results of operations.

Note 5 Receivables

Receivables consist of the following:

	March 29, 2002	March 30, 2001
Billed trade accounts	$1,810.8	$1,771.1
Recoverable amounts under contracts in progress	789.2	741.2
Other receivables	153.9	108.5
	$2,753.9	$2,620.8

Recoverable amounts under contracts in progress generally become billable upon completion of a specified phase of the contract, negotiation of contract modifications, completion of government audit activities, or upon acceptance by the customer. The balance at March 29, 2002 is expected to be collected during fiscal 2003 except for $191.5 to be collected during fiscal 2004 and thereafter.

(Dollars in millions except per-share amounts)

Note 6 Debt

Short-term

At March 29, 2002, the Company had uncommitted lines of credit of $472.4 with certain foreign banks. As of March 29, 2002, the Company had $39.6 of borrowings outstanding under these lines of credit. These short-term lines of credit carry no commitment fees or significant covenants. The weighted average interest rate on borrowings under these short-term lines of credit was 1.8% at March 29, 2002, and 5.3% at March 30, 2001.

At March 29, 2002, the Company had $409.7 of commercial paper outstanding of which $270.0 was classified as short-term debt and $139.7 was classified as long-term debt. The weighted average interest rate on the Company's commercial paper was 2.0% and 6.6% at March 29, 2002 and March 30, 2001, respectively.

The Company's commercial paper is backed by a $316.5 facility which expires on August 16, 2002 and by a $321 facility which expires on August 18, 2005. The classification of the Company's outstanding commercial paper is determined by the expiration dates of these credit facilities. The Company intends to renew the short-term credit facility prior to expiration.

Long-term

	March 29, 2002	*March 30, 2001*
Commercial paper	$139.7	$321.0
6.50% term notes, due November 2001		150.0
7.50% term notes, due August 2005	500.0	500.0
6.75% term notes, due June 2006	498.6	
6.25% term notes, due March 2009	200.0	200.0
7.375% term notes, due June 2011	496.6	
Capitalized lease liabilities, at varying interest rates, payable in monthly installments through fiscal 2006	53.9	4.0
Notes payable, at varying interest rates (from 3.7% to 7.5%) through fiscal 2009	5.7	13.3
Total long-term debt	1,894.5	1,188.3
Less current maturities	21.4	158.9
	$1,873.1	$1,029.4

(Dollars in millions except per-share amounts)

Capitalized lease liabilities shown above represent amounts due under leases for the use of computers and related equipment. Included in property and equipment are related assets of $63.5 (2002) and $12.0 (2001), less accumulated amortization of $11.0 and $9.0, respectively.

Certain of the Company's borrowing arrangements contain covenants that require the Company to maintain certain financial ratios and limit the amount of dividend payments. Under the most restrictive requirement, approximately $1,419.4 of retained earnings was available for cash dividends at March 29, 2002.

The fair value of the Company's long-term debt was approximately $1,979.3 and $1,187.5 at March 29, 2002 and March 30, 2001, respectively, using the interest rates available to the Company for debt of the same remaining maturities.

Maturities of long-term debt by fiscal year are $21.4 (2003), $21.0 (2004), $15.0 (2005), $501.9 (2006), $638.4 (2007) and $696.8 thereafter.

In the normal course of business, the Company may provide certain customers and potential customers with financial performance guarantees, which are generally backed by standby letters of credit or surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is remote in management's opinion. The Company is in compliance with the performance obligations under all service contracts for which there is a performance guarantee, and any liability incurred in connection with these guarantees would not have a material adverse effect on the Company's consolidated results of operations or financial position. In addition, the Company has other guarantees that represent parent guarantees in support of working capital credit lines established with local financial institutions for its foreign business units. Borrowings under these lines were $39.6 at March 29, 2002.

Expiration of financial guarantees by fiscal year are $338.0 (2003), $158.1 (2004) and $40.1 (2005).

(Dollars in millions except per-share amounts)

Note 7 Pension and Other Benefit Plans

The Company and its subsidiaries have several pension and postretirement healthcare and life insurance benefit and deferred compensation plans, as described below.

A contributory, defined benefit pension plan is generally available to U.S. employees. Certain non-U.S. employees are enrolled in defined benefit pension plans in the country of domicile. In addition, the Company has a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified, noncontributory pension plan. The Company provides healthcare and life insurance retirement benefits for certain U.S. employees, generally for those employed prior to August 1992, as well as dental and prescription drug benefits for certain Canadian employees. Most employees outside the U.S. are covered by government sponsored programs at no direct cost to the Company other than related payroll taxes.

Net periodic cost for U.S. and non-U.S. pension and other benefit plans included the following components:

	Fiscal Year		
	2002	2001	2000
Pensions:			
Service cost	$ 102.5	$ 84.7	$76.7
Interest cost	94.3	78.9	71.1
Expected return on plan assets	(112.0)	(105.9)	(84.5)
Amortization of prior service cost	3.4	3.1	3.3
Amortization of unrecognized net loss (gain)	.8	(.5)	.9
Net periodic pension cost	$ 89.0	$ 60.3	$67.5
Other Postretirement Benefits:			
Service cost	$ 1.1	$ .6	$ .8
Interest cost	4.6	3.5	3.0
Expected return on plan assets	(3.5)	(3.0)	(2.3)
Amortization of transition obligation	1.6	1.7	1.6
Amortization of prior service cost	.9	.5	.5
Recognized actuarial gain	(.1)	(.9)	(.8)
Net provision for postretirement benefits	$ 4.6	$ 2.4	$ 2.8

(Dollars in millions except per-share amounts)

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the fiscal years ended March 29, 2002 and March 30, 2001, and a statement of the funded status at March 29, 2002 and March 30, 2001:

	Pensions		Other Postretirement Benefits	
	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$1,399.7	$1,207.9	$ 61.6	$ 47.0
Service cost	102.5	84.7	1.1	.6
Interest cost	94.3	78.9	4.6	3.5
Plan participants' contributions	48.5	67.7	1.5	1.1
Amendments	39.9	12.1	.8	4.2
Actuarial loss	42.9	48.4	9.2	8.7
Benefits paid	(65.1)	(50.0)	(4.4)	(3.5)
Foreign currency exchange rate changes	(16.0)	(50.0)	(.1)	
Benefit obligation at end of year	$1,646.7	$1,399.7	$ 74.3	$ 61.6
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,337.8	$1,306.9	$ 40.6	$ 36.3
Actual return on plan assets	(16.6)	13.7	(.4)	.4
Employer contributions	62.1	34.0	2.2	6.3
Plan participants' contributions	48.5	67.7	1.5	1.1
Asset transfers	17.7	16.3		
Benefits paid	(65.1)	(50.0)	(4.4)	(3.5)
Foreign currency exchange rate changes	(15.3)	(50.8)		
Fair value of plan assets at end of year	$1,369.1	$1,337.8	$ 39.5	$ 40.6
Reconciliation of funded status to net amount recorded:				
Funded status	$ (277.6)	$ (61.9)	$(34.8)	$(21.0)
Unrecognized actuarial loss (gain)	141.6	(29.3)	10.1	(4.7)
Unrecognized transition obligation	3.2	4.7	17.2	18.8
Unrecognized prior service cost	40.1	22.2	5.9	6.1
Contribution in fourth fiscal quarter	.3			
Net amount recorded	$ (92.4)	$ (64.3)	$ (1.6)	$ (.8)

Plan assets include equity and fixed income securities and short-term investments. Pension plan assets also include real estate investments and insurance contracts.

(Dollars in millions except per-share amounts)

The following table provides the amounts recorded in the Company's consolidated balance sheets:

	Pensions		*Other Postretirement Benefits*	
	March 29, 2002	March 30, 2001	March 29, 2002	March 30, 2001
Prepaid benefit cost	$ 14.0	$ 13.4	$ 1.0	$ 1.2
Accrued benefit liability	(127.3)	(83.4)	(2.6)	(2.0)
Intangible asset	13.4	.4		
Accumulated other comprehensive income	7.5	5.3		
Net amount recorded	$ (92.4)	$(64.3)	$(1.6)	$ (.8)

The following table lists selected information for the pension plans with accumulated benefit obligations in excess of plan assets as of March 29, 2002 and March 30, 2001.

	March 29, 2002	March 30, 2001
Projected benefit obligation	$123.2	$67.0
Accumulated benefit obligation	108.8	56.9
Fair value of plan assets	26.7	.5

Weighted average assumptions used in the accounting for the Company's plans were:

	Fiscal Year		
	2002	2001	2000
Discount or settlement rates	6.8%	7.0%	6.9%
Rates of increase in compensation levels	5.0	5.1	5.0
Expected long-term rates of return on assets	8.4	8.7	8.0

The assumed healthcare cost trend rate used in measuring the expected benefit obligation for the U.S. postretirement benefit plans was 7.5% for fiscal 2002, declining to 5.0% for 2007 and subsequent years. For the Canadian postretirement benefit plans it was 9.0% for fiscal 2002, declining to 5.0% for 2011 and subsequent years. A one-percentage point change in the assumed healthcare cost trend rate would have the following effects:

	One Percentage Point	
	Increase	*Decrease*
Effect on accumulated postretirement benefit obligation as of March 29, 2002	$9.4	$(7.8)
Effect on net periodic postretirement benefit cost for fiscal 2002	.9	(.8)

(Dollars in millions except per-share amounts)

The Company sponsors several defined contribution plans for substantially all U.S. employees and certain foreign employees. The plans allow employees to contribute a portion of their earnings in accordance with specified guidelines. At March 29, 2002, plan assets included 7,483,483 shares of the Company's common stock of which 1,377,327 shares were purchased directly from the Company at fair market value during the fiscal year then ended. During fiscal 2002, 2001 and 2000, the Company contributed $73.4, $57.5 and $49.2, respectively.

Effective August 14, 1995, the Company adopted the Computer Sciences Corporation Deferred Compensation Plan (the "Plan"). The Plan consists of two separate plans, one for the benefit of key executives and one for the benefit of nonemployee directors. Pursuant to the Plan, certain management and highly compensated employees are eligible to defer all or a portion of their regular salary that exceeds the limitation set forth in Internal Revenue Section 401(a)(17) and all or a portion of their incentive compensation, and nonemployee directors are eligible to defer up to 100% of their compensation. For each plan year the amount deferred under the Plan is credited with earnings equal to 120% of the 120-month rolling average interest payable on 10-year United States Treasury Notes as of December 31 of the preceding plan year, compounded annually. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account.

The liability under this Plan amounted to $43.1 at March 29, 2002, and $37.3 at March 30, 2001. The Company's expense under the Plan totaled $3.2, $2.9 and $2.2 for the fiscal years ended in 2002, 2001 and 2000, respectively.

Note 8 Commitments and Contingencies

Commitments

The Company has operating leases for the use of certain property and equipment. Substantially all operating leases are noncancelable or cancelable only by the payment of penalties. All lease payments are based on the lapse of time but include, in some cases, payments for insurance, maintenance and property taxes. There are no purchase options on operating leases at favorable terms, but most leases have one or more renewal options. Certain leases on real estate property are subject to annual escalations for increases in utilities and property taxes. Lease rental expense amounted to $291.1 (2002), $230.7 (2001) and $198.9 (2000).

(Dollars in millions except per-share amounts)

Minimum fixed rentals required for the next five years and thereafter under operating leases in effect at March 29, 2002 are as follows:

Fiscal Year	Real Estate	Equipment
2003	$165.8	$102.2
2004	134.6	52.2
2005	104.0	26.3
2006	84.5	14.8
2007	61.8	7.6
Thereafter	187.7	2.0
	$738.4	$205.1

DST Systems, Inc., a shareholder of the Company, provides data processing and consulting services and licenses certain software products to the Company. During the three fiscal years ended March 29, 2002, the Company incurred aggregate expenses of $7.6, $14.3 and $28.6, respectively, related thereto, which are included in costs of services.

The Company has signed long-term purchase agreements with certain software, hardware, telecommunication and other service providers to obtain favorable pricing and terms for services that are necessary for the operations of business activities. Under the terms of these agreements, the Company is contractually committed to purchase specified service minimums over periods ranging from 1 to 5 years. If the Company does not meet the specified service minimums, the Company would have an obligation to pay the service provider a portion or all of the shortfall. Minimum purchase commitments by fiscal year are $169.0 (2003), $179.6 (2004), $183.1 (2005), $52.3 (2006) and $50.5 (2007).

Contingencies

The primary financial instruments which potentially subject the Company to concentrations of credit risk are accounts receivable. The Company's customer base includes Fortune 500 companies, the U.S. Federal government and other significant, well-known companies operating in North America, Europe and the Pacific Rim. Credit risk with respect to accounts receivable is minimized because of the nature and diversification of the Company's customer base. Furthermore, the Company continuously reviews its accounts receivables and records provisions for doubtful accounts as needed.

The Company is currently party to a number of disputes which involve or may involve litigation. It is the opinion of Company management that ultimate liability, if any, with respect to these disputes will not be material to the Company's consolidated financial statements.

(Dollars in millions except per-share amounts)

Note 9 Stock Incentive Plans

Stock Options

The Company has eight stock incentive plans which authorize the issuance of stock options, restricted stock and other stock-based incentives to employees upon terms approved by the Compensation Committee.

At March 29, 2002, 12,597,722 shares of CSC common stock were available for the grant of future stock options, restricted stock or other stock-based incentives to employees. On October 29, 2001, the Company commenced an exchange offer for any or all of its employee stock options with an exercise price of $70 or more (the "Exchange Offer"). The Exchange Offer expired on November 28, 2001, and all of the stock options tendered into the offer were accepted for exchange and canceled on November 29, 2001. The canceled options covered 2,352,820 shares of the Company's common stock, which represented approximately 16% of the shares underlying the Company's total stock options outstanding immediately prior to such cancellation. The canceled shares became available for regrant, except for 17,000 shares originally issued from the 1990 Stock Incentive Plan, which expired May 7, 2000.

New options will be issued in exchange for the canceled options, on a share-for-share basis, on May 30, 2002, to those individuals who are regular, full-time employees of the Company on such date. The new options will have an exercise price equal to the closing market price of the underlying shares on May 30, 2002, and, consequently, the Company does not expect to record any compensation expense in connection with the Exchange Offer. The new options will have the same vesting schedule and vesting start date as the options canceled in exchange therefor.

Information concerning stock options granted under stock incentive plans is as follows:

	Fiscal Year					
	2002		2001		2000	
	Number of Shares	*Weighted Average Exercise Price*	*Number of Shares*	*Weighted Average Exercise Price*	*Number of Shares*	*Weighted Average Exercise Price*
Outstanding, beginning of year	11,827,316	$49.35	10,697,970	$40.19	11,403,487	$32.03
Granted, market options	3,888,113	35.06	3,211,981	75.05	2,720,941	60.60
Granted, discounted options	220,652	10.17	135,494	19.73	132,121	48.87
Exercised	(1,066,918)	20.34	(1,225,135)	28.89	(2,435,399)	23.14
Canceled[1]	(3,332,236)	72.15	(992,994)	54.79	(1,123,180)	44.75
Outstanding, end of year	11,536,927	39.89	11,827,316	49.35	10,697,970	40.19
Exercisable, end of year	5,174,448	$37.88	4,805,490	$31.93	4,120,304	$25.59

(1) Pursuant to the Exchange Offer, 2,352,820 shares were canceled in fiscal 2002.

(Dollars in millions except per-share amounts)

	March 29, 2002				
	Options Outstanding			*Options Exercisable*	
Range of Option Exercise Price	*Number Outstanding*	*Weighted Average Exercise Price*	*Weighted Average Remaining Contractual Life*	*Number Exercisable*	*Weighted Average Exercise Price*
$ 3.12 – $34.56	3,075,890	$24.26	4.2	2,497,801	$24.20
34.70 – 34.90	3,603,150	34.90	9.1	17,600	34.88
35.00 – 58.06	3,810,875	50.98	6.1	2,287,027	48.56
58.88 – 93.25	1,047,012	62.62	7.8	372,020	64.18

The Company uses the intrinsic value based method of accounting for stock options, under which compensation cost is equal to the excess, if any, of the quoted market price of the stock at the option grant date over the exercise price, and is amortized over the vesting period. Compensation cost recognized with respect to stock options was $5.7, $2.7, and $0.5 for fiscal 2002, 2001, and 2000, respectively.

Restricted Stock

Restricted stock awards consist of shares of common stock of the Company sold at par value ($1 per share). Upon sale to an employee, shares of restricted stock become outstanding, receive dividends and have voting rights. The shares are subject to forfeiture and to restrictions which limit the sale or transfer during the restriction period. The restrictions generally lapse on the fifth, sixth and seventh anniversaries of the date of sale.

At March 29, 2002, March 30, 2001 and March 31, 2000, 0, 0 and 7,651 shares, respectively, of CSC restricted stock were outstanding, net of shares forfeited by or repurchased from terminated employees, and shares for which the restrictions have lapsed.

The Company uses the intrinsic value based method of accounting for restricted stock, under which compensation cost is equal to the excess, if any, of the quoted market price of the stock at the date of sale to the employee over the sales price, and is amortized over the restriction period. Compensation cost recognized with respect to restricted stock was $0, $0 and $0.2 during fiscal 2002, 2001 and 2000, respectively.

Restricted Stock Units

During fiscal 1998, the Company adopted a stock incentive plan which authorizes the issuance of stock options, restricted stock and other stock-based incentives to nonemployee directors upon terms approved by the Company's Board of Directors. As of March 29, 2002, March 30, 2001 and March 31, 2000, 36,817, 25,777 and 25,777 restricted stock units ("RSUs"), respectively, had been awarded to nonemployee directors under this plan and were outstanding on that date.

(Dollars in millions except per-share amounts)

When a holder of RSUs ceases to be a director of the Company, the RSUs are automatically redeemed for shares of CSC common stock and dividend equivalents with respect to such shares. At the holder's election, which must be made within 30 days after the date of the award, the RSUs may be redeemed (i) as an entirety, upon the day the holder ceases to be a director, or (ii) in substantially equal amounts upon the first five, ten or fifteen anniversaries of such day.

There are two types of RSUs: (i) those awarded in lieu of vested retirement benefits under other plans ("Accrued Benefit RSUs"); and (ii) those awarded as a form of future retirement benefits ("Future Benefit RSUs"). When a holder of Accrued Benefit RSUs ceases to be a director of the Company, the number of shares of CSC common stock to be delivered by the Company upon redemption of the RSUs is equal to the number of such RSUs awarded. When a holder of Future Benefit RSUs ceases to be a director, the number of shares to be delivered upon redemption is equal to the number of such RSUs that are then vested. Future Benefit RSUs vest on August 11 of each year, with vesting schedules ranging from one to five years.

At March 29, 2002, March 30, 2001 and March 31, 2000, 8,778 Accrued Benefit RSUs and 28,039, 16,999 and 16,999 Future Benefit RSUs, respectively, were outstanding, and at March 29, 2002, 63,183 shares of CSC common stock remained available for the grant to nonemployee directors of future RSUs or other stock-based incentives.

The Company uses the intrinsic value based method of accounting for RSUs, under which compensation cost is equal to 100% of the total number of the RSUs awarded, multiplied by the quoted market price of the stock at the date of award, and is amortized, in the case of Future Benefit RSUs, over the vesting period. Compensation cost recognized with respect to RSUs was $0.4, $0.2 and $0.2 for fiscal 2002, 2001 and 2000, respectively.

Pro Forma Information

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the following pro forma net income and earnings per share information is presented as if the Company accounted for stock-based compensation awarded under the stock incentive plans using the fair value based method. Under the fair value method, the estimated fair value of stock incentive awards is charged against income on a straight-line basis over the vesting period.

	Fiscal Year					
	2002		2001		2000	
	As Reported	*Pro Forma*[(1)]	*As Reported*	*Pro Forma*	*As Reported*	*Pro Forma*
Net income	$344.1	$327.1	$233.2	$197.0	$402.9	$381.4
Basic earnings per share	2.02	1.92	1.39	1.17	2.42	2.29
Diluted earnings per share	2.01	1.91	1.37	1.15	2.37	2.25

(1) Pursuant to the Exchange Offer, 2,352,820 shares were canceled during fiscal 2002, resulting in a favorable expense adjustment to the pro forma net income for that year.

(Dollars in millions except per-share amounts)

The weighted average fair values of stock awards granted during fiscal 2002, 2001 and 2000 were $14.54, $34.14 and $23.59, respectively. The fair value of each stock award was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year		
	2002	2001	2000
Risk-free interest rate	4.72%	6.12%	5.69%
Expected volatility	47%	44%	36%
Expected lives	6.33 years	6.15 years	6.08 years

Note 10 Stockholder Purchase Rights Plan

On February 18, 1998, the Company adopted a stockholder rights plan pursuant to which it issued one right for each outstanding share of its common stock. These rights, which are attached to and trade only together with the common stock, are not currently exercisable. On the tenth business day after any person or entity becomes the beneficial owner of 10% or more of CSC's common stock, each right (other than rights held by the 10% stockholder, which will become void) will become exercisable to purchase, for $250, CSC common stock having a market value of $500. The rights expire February 18, 2008, and may be redeemed by the Board of Directors at $.0005 per right at any time before they become exercisable.

Note 11 Segment and Geographic Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during fiscal 1999. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

All of the Company's business involves operations which provide management and information technology consulting, systems integration and outsourcing. Although the Company presents estimates of revenue by business service and geography, the Company's expenses and assets are not identified or accumulated in this manner due to, among other reasons, cross-utilization of personnel and assets across the Company. Based on SFAS No. 131 criteria, the Company's reportable operating segments consist of the U.S. Federal Sector and the Global Commercial Sector. The U.S. Federal Sector operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards and audits by various U.S. federal agencies. The U.S. Federal Sector revenue reported below will not agree to U.S. Federal government revenue presented elsewhere in the Annual Report due to overlapping activities between segments and reflects

(Dollars in millions except per-share amounts)

realignment of intersegment activities to attribute operating results to the performing segment. The Company utilizes uniform accounting policies across all of its operating units (see Note 1). The table below presents financial information for the three fiscal years ended March 29, 2002, for the two reportable segments, and for financial items that cannot be allocated to either operating segment:

	Global Commercial Sector	U.S. Federal Sector	Corporate	Total
2002				
Revenues	$8,550.9	$2,874.9	$ .2	$11,426.0
Earnings (loss) before interest and taxes	486.8	185.0	(32.5)	639.3
Depreciation and amortization	802.5	38.7	16.4	857.6
Assets	7,187.8	1,148.9	273.8	8,610.5
Capital expenditures for long-lived assets	1,137.2	13.4	51.4	1,202.0
2001				
Revenues	$7,933.6	$2,590.3	$ .1	$10,524.0
Earnings (loss) before interest and taxes	514.3	167.7	(29.0)	653.0
Depreciation and amortization	602.3	36.8	10.2	649.3
Assets	6,935.2	919.6	320.0	8,174.8
Capital expenditures for long-lived assets	1,492.7	31.6	50.1	1,574.4
2000				
Revenues	$7,065.6	$2,301.9	$ 3.2	$ 9,370.7
Earnings (loss) before interest and taxes	562.2	136.6	(5.7)	693.1
Depreciation and amortization	511.6	27.3	6.8	545.7
Assets	4,767.0	735.1	372.0	5,874.1
Capital expenditures for long-lived assets	852.6	30.9	47.9	931.4

A reconciliation of earnings before interest and taxes to income before taxes is as follows:

	Fiscal Year		
	2002	2001	2000
Earnings before interest and taxes	$639.3	$653.0	$693.1
Interest expense	(154.8)	(106.1)	(58.1)
Interest income	12.3	16.3	17.6
Special items		(232.9)	(41.1)
Income before taxes	$496.8	$330.3	$611.5

(Dollars in millions except per-share amounts)

Enterprise-wide information is provided in accordance with SFAS No. 131. Revenue by country is based on the location of the selling business unit. Property and equipment information is based on the physical location of the asset. Geographic revenue and property and equipment, net for the three years ended March 29, 2002 is as follows:

	Fiscal Year					
	2002		2001		2000	
	Revenues	*Property and Equipment, Net*	*Revenues*	*Property and Equipment, Net*	*Revenues*	*Property and Equipment, Net*
United States	$ 7,211.4	$1,218.2	$ 6,711.7	$1,291.9	$5,914.7	$ 851.5
Europe:						
United Kingdom	1,361.0	240.7	1,234.3	204.5	1,215.0	158.3
Other Europe	1,585.4	168.4	1,358.7	128.2	1,311.0	107.1
Other International	1,268.2	280.7	1,219.3	233.8	930.0	158.0
Total	$11,426.0	$1,908.0	$10,524.0	$1,858.4	$9,370.7	$1,274.9

The Company derives a significant portion of its revenues from departments and agencies of the United States government. U.S. federal government revenue accounted for 25%, 25%, and 24% of the Company's revenues for fiscal 2002, 2001 and 2000, respectively. At March 29, 2002, approximately 31% of the Company's accounts receivable were due from the U.S. federal government. No single commercial customer exceeded 10% of the Company's revenues during fiscal 2002, 2001 and 2000, respectively.

(Dollars in millions except per-share amounts)

Note 12 Agreements with Equifax

During fiscal 1989, the Company entered into an agreement (the "Operating Agreement") with Equifax Inc. and its subsidiary, Equifax Credit Information Services, Inc. ("ECIS"), pursuant to which certain of the Company's subsidiaries (collectively, the "Bureaus") became affiliated credit bureaus of ECIS and purchased credit reporting services from the ECIS system for resale to their customers. The Bureaus retain ownership of their credit files stored in the ECIS system and receive revenues generated from the sale of the credit information they contain. The Bureaus pay ECIS a fee for storing and maintaining the files and for each report supplied by the ECIS system.

Pursuant to the Operating Agreement, the Company acquired an option to require ECIS to purchase the collections business (the "Collections Put Option"), and a separate option to require ECIS to purchase the credit reporting business and, if not previously sold, the collections business (the "Credit Reporting Put Option"). Both options require six months' advance notice and expire on August 1, 2013.

The Collections Put Option was exercised during fiscal 1998 and the transaction was completed during fiscal 1999.

Since July 31, 1998, the exercise price of the Credit Reporting Put Option has been equal to the appraised value of the credit reporting business.

The Operating Agreement has a 10 year term, which will automatically be renewed indefinitely for successive 10-year periods unless the Company gives notice of termination at least six months prior to the expiration of any such term. In the event that on or prior to August 1, 2013 (i) the Company gives such notice of termination and does not exercise the Credit Reporting Put Option prior to the termination of the then-current term or (ii) there is a change in control of the Company, then ECIS has an option for 60 days thereafter to require the Company to sell to it the credit reporting business at the Credit Reporting Put Option exercise price.

The Company's rights under the Operating Agreement, including its right to exercise the Credit Reporting Put Option, remain exercisable by the Company through its affiliates.

The consolidated financial statements included in this report are the responsibility of Computer Sciences Corporation management and have been prepared in conformity with generally accepted accounting principles. These consolidated financial statements include amounts that are based upon management's best estimates and judgement. All financial data included in this report is consistent with the information included in the consolidated financial statements.

The Company maintains a system of internal accounting controls, which in the opinion of management provides reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management's authorization. The system is tested and evaluated on a regular basis by the Company's internal auditors as well as by the independent auditors during their annual audit. To ensure the effective administration of internal controls, the Company carefully selects and trains its employees and provides them with a written Code of Ethics and Standards of Conduct.

The Board of Directors has appointed an Audit Committee composed entirely of outside directors who are not members of management. The Audit Committee meets regularly with management, the internal auditors and the independent auditors, to ensure that each is properly discharging its responsibilities. The independent auditors and internal auditors may periodically meet alone with the Audit Committee to discuss appropriate matters.



Van B. Honeycutt
Chairman and Chief Executive Officer



Leon J. Level
Chief Financial Officer

The Board of Directors and Stockholders
Computer Sciences Corporation
El Segundo, California

We have audited the accompanying consolidated balance sheets of Computer Sciences Corporation and Subsidiaries (the Company) as of March 29, 2002 and March 30, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Computer Sciences Corporation and Subsidiaries as of March 29, 2002 and March 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Los Angeles, California
May 24, 2002

In millions except per-share amounts	Fiscal 2002 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$2,713.6	$2,765.3	$2,900.9	$3,046.2
Income before taxes	68.9	98.4	125.6	203.9
Net income	47.7	68.2	87.1	141.1
Net earnings per share:				
Basic	0.28	0.40	0.51	0.83
Diluted	0.28	0.40	0.51	0.82

In millions except per-share amounts	Fiscal 2001 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$2,463.3	$2,498.9	$2,664.7	$2,897.1
Income (loss) before taxes	145.5	162.6	99.1	(76.9)
Net income (loss)	96.0	109.0	65.6	(37.4)
Net earnings (loss) per share:				
Basic	0.57	0.65	0.39	(0.22)
Diluted	0.56	0.64	0.38	(0.22)

A discussion of "special items" for fiscal 2001 is included in Note 3 to the consolidated financial statements.

In millions except per-share amounts	March 29, 2002	March 30, 2001	March 31, 2000	April 2, 1999	April 3, 1998
Total assets	$8,610.5	$8,174.8	$5,874.1	$5,260.4	$4,274.1
Debt:					
Long-term	1,873.1	1,029.4	652.4	399.7	739.0
Short-term	309.6	1,195.7	238.1	436.4	12.1
Current maturities	21.4	158.9	11.1	167.5	22.8
Total debt	2,204.1	2,384.0	901.6	1,003.6	773.9
Stockholders' equity	3,623.6	3,215.2	3,044.0	2,588.5	2,171.0
Working capital	596.2	(384.9)	782.4	661.5	845.8
Property and equipment:					
At cost	3,884.4	3,507.4	2,744.2	2,368.8	1,992.2
Accumulated depreciation and amortization	1,976.4	1,649.0	1,469.3	1,256.6	1,012.6
Property and equipment, net	1,908.0	1,858.4	1,274.9	1,112.2	979.6
Current assets to current liabilities	1.2:1	0.9:1	1.4:1	1.3:1	1.7:1
Debt to total capitalization	37.8%	42.6%	22.9%	27.9%	26.3%
Book value per share	$21.17	$19.06	$18.17	$15.67	$13.33
Stock price range (high)	53.47	99.88	94.94	74.88	56.75
(low)	28.99	29.50	52.38	46.25	28.94

In millions except per-share amounts	*Fiscal Year* 2002	2001	2000	1999	1998
Revenues	$11,426.0	$10,524.0	$9,370.7	$8,111.4	$7,027.9
Costs of services	9,222.8	8,425.1	7,352.5	6,349.5	5,500.5
Selling, general and administrative	706.3	796.6	779.4	735.7	640.6
Depreciation and amortization	857.6	649.3	545.7	456.9	397.8
Interest, net	142.5	89.8	40.5	34.4	41.4
Special items		232.9	41.1		233.2
Total costs and expenses	10,929.2	10,193.7	8,759.2	7,576.5	6,813.5
Income before taxes	496.8	330.3	611.5	534.9	214.4
Taxes on income	152.7	97.1	208.6	179.4	(60.2)
Net income	$ 344.1	$ 233.2	$ 402.9	$ 355.5	$ 274.6
Basic earnings per common share	$ 2.02	$ 1.39	$ 2.42	$ 2.17	$ 1.71
Diluted earnings per common share	$ 2.01	$ 1.37	$ 2.37	$ 2.12	$ 1.67
Average common shares outstanding	170.054	168.260	166.311	164.124	160.881
Average common shares outstanding assuming dilution	171.279	170.767	169.749	167.986	164.501

Notes:

A discussion of "Income Before Taxes" and "Net Income and Earnings per Share" before and after special items is included in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). A discussion of "Special Items" for fiscal 2001 and 2000 is also included in MD&A. The fiscal 1998 special items consist of (a) a net special credit of $1.7 (1 cent per share after tax) of costs, expenses and benefits associated with developments at CSC Enterprises that generated a pre-tax charge of $208.4 ($133.3 after tax) and a tax benefit of $135; (b) pre-tax charge of $20.7 (8 cents per share after tax) related to CSC's response to a failed take-over attempt and (c) merger-related charges of $4.1 (2 cents per share after tax) associated with several acquisitions made by Nichols Research Corporation which was subsequently acquired by CSC and accounted for as a pooling of interests.

The selected financial data has been restated for fiscal 1998 and 1999 to include the results of business combinations accounted for as poolings of interests.

No dividends were paid by CSC during the five years presented.

Corporate Office
2100 East Grand Avenue
El Segundo, California 90245
310.615.0311
www.csc.com

Chemical
400 Commerce Drive
Newark, Delaware 19713
302.391.6000

Russell H. Owen
President

Consulting
One University Office Park
29 Sawyer Road
Waltham, Massachusetts 02453
781.647.0116

Richard F. Wunder
President

Credit Services
652 North Sam Houston
Parkway East, Suite 400
Houston, Texas 77060
281.878.1900

Robert M. Denny
President

Federal Sector
3170 Fairview Park Drive
Falls Church, Virginia 22042
703.876.1000

Paul M. Cofoni
President

Financial Services
200 W. Cesar Chavez Street
Austin, Texas 78701
512.275.5000

James D. Cook
President

Global Infrastructure Services
3110 Fairview Park Drive
Falls Church, Virginia 22042
703.876.1000

Bernard J. Breen
President

Strategic Business Development
3170 Fairview Park Drive
Falls Church, Virginia 22042
703.876.1000

Michael D. Beebe
President

Technology Management
3170 Fairview Park Drive
Falls Church, Virginia 22042
703.876.1000

Mary Jo Morris
President

Asia
139 Cecil Street
#08-00 Cecil House
Singapore 069539
Republic of Singapore
65.6221.9095

Michael W. Brinsford
President

Australia
460 Pacific Highway
St. Leonards, NSW 2065
Sydney, Australia
612.9901.1111

George F. Bell
Managing Director

Europe
279 Farnborough Road
Farnborough
Hampshire GU14 7LS
United Kingdom
44(0)1252.363000

Michael W. Laphen
President

Directors

Van B. Honeycutt (1993)
Chairman and
Chief Executive Officer
CSC[1]

Irving W. Bailey, II (1992)
Managing Director
Chrysalis Ventures, LLC
Former Chairman and
Chief Executive Officer
Providian Corporation[3]

Stephen L. Baum (1999)
Chairman, President and
Chief Executive Officer
Sempra Energy[2,4]

Rodney F. Chase (2001)
Deputy Group Chief Executive
and Managing Director
BP p.l.c.[2]

William R. Hoover (1968)
Chairman of the Executive
Committee
Former Chairman, President
and Chief Executive Officer
CSC[1]

Leon J. Level (1989)
Vice President and
Chief Financial Officer
CSC[1]

Thomas A. McDonnell (1997)
President and Chief Executive
Officer
DST Systems, Inc.[2]

F. Warren McFarlan (1989)
Senior Associate Dean,
Director, Asia-Pacific Initiative
and Albert H. Gordon Professor
of Business Administration
Harvard University Graduate
School of Business Administration[2,4]

James R. Mellor (1992)
Former Chairman and
Chief Executive Officer
General Dynamics Corporation[3]

William P. Rutledge (1997)
Chairman
Communications & Power
Industries, Inc.[3,4]

Committee Memberships
1. Executive
2. Audit
3. Compensation
4. Corporate Governance

Date in parentheses indicates year
director was first elected to the board

Officers

Van B. Honeycutt
Chairman and
Chief Executive Officer

Edward P. Boykin
President and
Chief Operating Officer

Harvey N. Bernstein
Vice President and
Deputy General Counsel

Paul M. Cofoni
Vice President and
President, Federal Sector

Donald G. DeBuck
Vice President and Controller

Hayward D. Fisk
Vice President, General Counsel
and Secretary

Michael W. Laphen
Vice President and
President, European Group

Leon J. Level
Vice President and
Chief Financial Officer

Paul T. Tucker
Vice President
Corporate Development

Market Price Data Per Quarter

The table below shows the high and low intra-day stock prices of CSC's common stock on the composite tape of the New York Stock Exchange for each quarter during the last two calendar years and to date in 2002.

	2002		2001		2000	
Calendar Quarter	*High*	*Low*	*High*	*Low*	*High*	*Low*
1st	53.47	40.52	66.71	29.50	94.94	72.00
2nd	50.10*	38.40*	46.00	28.99	99.88	69.50
3rd			39.50	31.00	81.44	60.38
4th			50.50	30.96	77.38	58.25

* Through June 7, 2002.

Transfer Agent and Registrar

All inquiries concerning registered shareholder accounts and stock transfer matters, including address changes and consolidation of duplicate accounts, should be directed to CSC's transfer agent and registrar:

Mellon Investor Services
P.O. Box 3315
S. Hackensack, New Jersey 07606
800.526.0801 or 201.329.8660
TDD: 800.231.5469
www.mellon-investor.com

General Information and Investor Materials

CSC business and investor information is available via the Internet at www.csc.com. For shareholder inquiries and literature requests, please call 800.542.3070.

Written requests for literature, including the company's Form 10-K, should be directed to:

Investor Relations
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, California 90245

Dividend Policy

It has been the company's policy to invest earnings in the growth of the company rather than distribute earnings as dividends. This policy, under which cash dividends have not been paid since fiscal 1969, is expected to continue, but is subject to regular review by the Board of Directors.

Financial Community Information

Institutional investors, financial analysts, and portfolio managers contact:

Bill Lackey
Director, Investor Relations
310.615.1700

Individual investors and registered representatives contact:

Lisa Runge
Manager, Investor Relations
310.615.1680

E-mail: InvestorRelations@csc.com

Annual Meeting

The Annual Meeting of Shareholders is scheduled for 10 a.m. on Monday, August 12, 2002, at the Sheraton Gateway Hotel, 6101 Century Blvd., Los Angeles, California. Proxies for the meeting will be solicited in a separate proxy statement.

Shareholders

As of June 7, 2002, CSC had approximately 119,340 shareholders, including 10,182 shareholders of record.

Stock Traded (CSC)

CSC's common stock is listed and traded on the New York Stock Exchange under the ticker symbol "CSC."

Auditors

Deloitte & Touche LLP
350 South Grand Avenue
Los Angeles, California 90071

